UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

LYONS BANCORP, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00452

New York	31-1210180
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

35 William Street, New York	14489
(Address of principal executive offices)	(Zip Code)

(315) 781-5007

(Issuer’s telephone number, including area code)

 Title of each class of securities issued pursuant to Regulation A: Common Stock

Note Regarding Forward-Looking Statements

In this report we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as “may,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “continue” or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this report. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this report.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

Item 1. Business

Our Company

General

Lyons Bancorp, Inc. (the Company), which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust II. Lyons Bancorp, Inc. was incorporated under the laws of the State of New York on April 15, 1987.

The Lyons National Bank (the Bank) is a community-oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2021, we had $1,626 million in total assets, $1,137 million in total loans, $1,471 million in total deposits and $110 million in stockholders’ equity.

Lyons Bancorp’s primary asset is The Lyons National Bank. Lyons Bancorp, Inc. is staffed by three part-time employees; Robert A. Schick, Chairman of the Board and President, Chad J. Proper, Treasurer and Carol Snook, Secretary. Mr. Schick has a consulting contract with the Company. Mr. Proper and Ms. Snook do not receive compensation from Lyons Bancorp, Inc. Mr. Proper is Senior Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary of the Lyons National Bank and full-time employees of the Bank.

Our main office is located at 35 William Street, Lyons, New York 14489.

Our telephone number is (315) 781-5007 and our web site is www.bankwithlnb.com.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. Our pace of expansion accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997 and in 2007, was moved to a full-service banking office. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002, in Geneva, New York in 2003, in Penn Yan, New York in 2004, and Waterloo, New York in 2010. We constructed new facilities for our Geneva and Penn Yan offices in 2005. We opened offices in Canandaigua and Perinton, in 2013 and 2015, respectively. Because of the diversity and size of the City of Auburn in Cayuga County, we opened two branches there in 2018. We opened our latest office in the Town of Farmington in Ontario County in the summer of 2020.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has one subsidiary, Lyons Realty Associates Corp. (Lyons Realty). The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty. A group of investors owns approximately 6.5% of Lyons Realty’s non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp. is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2021, Lyons Realty held $146.0 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. This trust is not authorized and does not conduct any trade or business and was formed for the sole purpose of the issuance, sale and administration of the trust preferred capital securities. The trusts’ principal assets are subordinated debentures issued by Lyons Bancorp, Inc. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of trust preferred capital securities to investors.

The capital securities issued by these trusts are classified as long-term debt for financial statements purposes, but Tier 1 capital for regulatory purposes. For a further description of the details of these transactions, see “Banking Operations – Sources of Funds – Borrowings;” and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital.”

Products and Services

The Company, through our banking subsidiary, provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank’s services include accepting time, demand and savings deposits, and making secured and unsecured loans. See “-- Sources of Funds – Deposits.” Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as telephone and online banking options and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs. The Bank’s lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See “Banking Operations - Lending Activities.”

The Bank, through an arrangement with LPL Financial (LPL), a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. LPL also offers advisory services to the Bank under this arrangement. LPL sells the product or service to the customer and the Bank receives a referral commission from LPL for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. During 2021, the amount of revenue we generated from these products was $1.8 million.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

·              Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

·              Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers’ businesses and can offer competitive products to meet their needs;

·              Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages;

·              Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base; and

·              Purchasing branches from other institutions or acquiring whole financial institutions.

Franchise Growth

All of the growth in the Company’s modern history has been organic. We are not averse to purchasing other banks or strategically located branches our competitors may sell from time-to-time, or other related financial services companies that we believe are compatible with us. We do however, have a profitability model we adhere to when entertaining such purchases.

Since the end of 2015, we have grown our customer base by 46%; from approximately 27,600 customers to approximately 40,300. According to Federal Deposit Insurance Corporation (FDIC) data since that time, we have increased our market share in all of the seven counties we serve or have maintained our number one market share status.

Our main consumer loan product is residential mortgages. We both hold mortgages on our balance sheet as well as sell, but service, a portion of what we originate. In the past five years, the mortgages we have retained on our balance sheet have increased from approximately $183 million as of December 31, 2016 to approximately $448 million as of December 31, 2021. Our sold, but serviced mortgages total $446 million as of December 31, 2021. The latest available FDIC data and as of December 31, 2020 depict us to be the number one residential mortgage originator in three of the seven counties we serve, second in another county and third in another.

As bank net interest margins continue to narrow, obtaining critical mass is essential to cover ever-increasing operational expenses. At the end of 2021, the average size of our deposits per branch office was $90 million as compared to $39 million at the end of 2010. Three of our branches exceeded $100 million in deposits and one exceeded $200 million.

Deepen Commercial and Agricultural Relationships

On December 31, 2021, we had $1,137 million of total loans. The most significant concentration of our loans is retail lending, which as of December 31, 2021 totaled $588.8 million and constituted 51.8% of our total loans.

We have increased our loan portfolio by 88% from December 31, 2015 to December 31, 2021. We have a professional staff consisting of ten commercial/agricultural lending officers and eight residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of a chief credit administrator, a credit administrator manager, five analysts and an administrative assistant. Further, our loan operations department consists of two supervisors, and twenty-one clerical employees.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers’ needs to manage their funds on a day-to-day basis and finance homes. We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have a large network of ATMs and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan, and do so at a premium rate.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making noninterest income a larger part of our total revenue stream and broadening our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities.

Purchase Branches or Banks

We have contacted various larger financial institutions to determine if any are interested in selling certain branches that are within our geographic footprint. We periodically review opportunities for full bank acquisitions as well. Currently, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can offer them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering additional products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include insurance, brokerage, financial planning, investment management, and trust services.

Infrastructure

We have increased the assets of the Company from $868.1 million on December 31, 2015 to $1,626.2 million on December 31, 2021, an increase of 87.3%. During this time, the staff has increased to 242 full-time equivalent employees. In order for us to continue our success, we plan to deepen the organizational structure of the Company by adding expertise in certain specialized areas, such as additional information technology support and by adding to staff positions throughout the Company.

In August of 2007, we updated our core operating system with software from a company called Open Solutions, Inc. Open Solutions, Inc. is a leading provider of banking software and data center solutions and currently provides us with a robust suite of products and services designed to help us meet our customer needs. With Open Solutions, Inc. providing our data center services, the responsibility for the technical aspects of technology lies with experts while keeping the responsibility for strategy within the Company. A key portion of our future success will rest on our ability to utilize the capabilities of our systems to provide timely information upon which to make decisions. Open Solutions, Inc. was purchased by Fiserv in 2013.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Enterprise Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Company in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Company seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk, including cyber risk, has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp, Inc. while capital use other than dividend and interest payments is primarily related to the Bank’s business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp, Inc. and the Bank so that capital movement between the two entities is both timely and appropriately sized. See “Management's Discussion and Analysis of Financial Condition and Results of Operations– Capital”

Banking Operations

Market Area

The Finger Lakes region offers many opportunities, which fit within our business model. During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Geneva is one of the largest markets in our service area with a population of over 16,500 and bankable deposits of approximately $600 million. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County. The Canandaigua market is strategically important to us, with a population of over 20,000 and bankable deposits of approximately $1.153 billion, it provides us with a gateway into the Rochester area. We opened a temporary office in Canandaigua in 2013 and built our permanent location in 2014.

In May of 2004, we opened our branch in Penn Yan, in Yates County, in a temporary storefront and moved into our permanent facility in January of 2005. In May 2010, we opened an office in Waterloo, Seneca County, in a temporary location, and moved into our permanent facility in December 2010.

In September of 2015, we opened our Perinton office, our first banking office in Monroe County.

In the fall of 2017, we opened our first Auburn office in downtown. The following February, we opened the second office on the main retail strip on the east side of the City.

In August 2020, we opened our newest branch office in the Town of Farmington, in northern Ontario County. With the opening of the Farmington location, the Bank now operates sixteen banking offices within its primary market area, which is centered around Lyons, New York. The Bank’s primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank’s primary market area:

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates fixed rate residential mortgages, some of which it sells to third parties and retains the servicing rights. The value of the servicing rights associated with these sold mortgages was $2.9 million and $2.7 million as of December 31, 2021 and 2020, respectively.

The following tables set forth the composition of our loan portfolio, by type of loan at the dates indicated, the maturities of loans and fixed rate vs. variable rate:

Summary of Loan Portfolio

By Type

(In thousands)

	As of December 31,
Type	2021	2020	2019	2018	2017
Construction real estate	$21,536	$11,960	$18,594	$17,274	$17,287
Residential real estate	532,059	428,909	341,256	321,626	303,386
Commercial real estate	289,788	252,314	212,947	198,756	169,649
Agriculture real estate	74,747	77,609	73,894	66,715	54,792
Total mortgage loans on real estate	918,130	770,792	646,691	604,371	545,114
Commercial loans	142,745	179,515	134,769	127,471	120,637
Agriculture loans	39,721	38,974	47,370	46,245	44,824
Consumer installment loans	36,363	30,415	33,679	32,049	31,285
Total loans	$1,136,959	$1,019,696	$862,509	$810,136	$741,860
Allowance for loan losses	(18,344)	(17,382)	(11,555)	(10,035)	(8,629)
Total loans, net of allowance	$1,118,615	$1,002,314	$850,954	$800,101	$733,231

Remaining Maturity of Selected Loans
At December 31, 2021
(In thousands)	Within 1 Year	1-5 Years	5 Years +	Total
Commercial loans	$7,603	$56,575	$78,567	$142,745
Agricultural loans	2,068	14,976	22,677	39,721
Commercial real estate	14,158	21,604	254,026	289,788
Agricultural real estate	1,146	4,069	69,532	74,747
Residential real estate	21,536	10,402	521,657	553,595

Total	$46,511	$107,626	$946,459	$1,100,596

Sensitivity of Loans to Changes in Interest Rates

(Dollars in thousands)

	As of December 31, 2021
	Fixed Rate	Variable Rate
Due within one year	$35,577	$10,934
Due after one but within five years	93,476	14,150
Due after five years	645,388	301,071

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards to be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, independent third parties the Bank retains for loan review periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management’s estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank’s loan loss experience, the amount of past-due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential credit losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank’s policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy and value of collateral. Management’s judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases when there is significant, undermining deterioration of the borrower’s financial position, or payment in full of principal or interest is not expected; this may result in the placement of a contractually performing loan into nonaccrual status. In addition, a loan with principal or interest that has been in default for a period of ninety (90) days or more may be placed in nonaccrual status, unless the asset is both well secured and in the process of immediate collection. An asset is “well secured” if it is secured by collateral in the form of liens on or pledges of real or personal property, or marketable securities, having a realizable value sufficient to discharge the debt (including accrued interest) in full, or, by the guarantee of a financially responsible party. An asset is “in the process of collection” if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Our consumer loan policy provides that accrual of interest on residential mortgages generally ceases whenever payment of principal or interest becomes 90 days delinquent. It also provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present a summary of the “Allocation of Allowance for Loan Losses by Loan Type” and an “Analysis of Changes in Allowance for Loan Losses”:

Allocation of Allowance for Loan Losses

By Loan Type

(In thousands)

	Year ended December 31,
	2021	2020	2019	2018	2017
Total loans outstanding at end of period	$1,136,959	$1,019,696	$862,509	$810,136	$741,860
ALLOCATION OF THE ALLOWANCE BY LOAN TYPE:
Commercial	$4,288	$4,848	$2,773	$3,030	$2,875
Commercial real estate	5,364	5,571	3,630	2,274	1,659
Agriculture	1,554	1,201	943	715	496
Agriculture real estate	1,171	970	565	599	508
Residential real estate	5,433	4,275	2,206	2,058	1,944
Consumer installment	534	517	555	394	470
Unallocated	-	-	883	965	677
Total	$18,344	$17,382	$11,555	$10,035	$8,629
ALLOCATION OF THE ALLOWANCE AS A PERCENTAGE OF TOTAL ALLOWANCE:
Commercial	24%	27%	24%	30%	33%
Commercial real estate	29%	32%	31%	23%	19%
Agriculture	8%	7%	8%	7%	6%
Agriculture real estate	6%	6%	5%	6%	6%
Residential real estate	30%	25%	19%	21%	23%
Consumer installment	3%	3%	5%	4%	5%
Unallocated	-	-	8%	9%	8%
Total	100%	100%	100%	100%	100%
LOAN AND LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS AND LEASES:
Commercial	13%	18%	16%	16%	16%
Commercial real estate	25%	24%	25%	25%	24%
Agriculture	3%	4%	6%	6%	6%
Agriculture real estate	7%	8%	8%	8%	8%
Residential real estate	49%	42%	40%	40%	41%
Consumer installment	3%	4%	5%	5%	5%
Total	100%	100%	100%	100%	100%

The allowance has been increasing over the past five years, with the majority of the growth in the allowance allocated to commercial loans. The general increase during 2020 reflects the unstable financial situation due to the COVID-19 Pandemic. The World Health Organization declared the outbreak as a global pandemic on March 11, 2020. We believe the financial situation of the United States has since stabilized and is beginning to recover. However, the COVID-19 Pandemic created economic and financial disruptions and the extent to which the COVID-19 Pandemic will create further economic and financial disruptions will depend on future developments, including the emergence of any new variants of COVID-19 and governmental responses, which are highly uncertain and cannot be predicted.

Analysis of Changes in Allowance for Loan Losses

(Dollars In thousands)

	Year ended December 31,
	2021	2020	2019	2018	2017
Balance at beginning of period	$17,382	$11,555	$10,035	$8,629	$7,796

Loans charged off:
Commercial	(330)	(127)	(326)	(342)	(461)
Agriculture	-	-	(40)	-	-
Commercial real estate	-	(25)	(298)	(244)	(87)
Residential real estate	-	(128)	(27)	(15)	(26)
Consumer installment	(153)	(290)	(341)	(205)	(187)
Total loans charged off	(483)	(570)	(1,032)	(806)	(761)

Recoveries of loans previously charged off:
Commercial	3	64	143	11	17
Agriculture	3	-	-	-	-
Commercial real estate	-	-	5	9	9
Residential real estate	3	12	4	3	-
Consumer installment	96	63	59	56	68
Total recoveries of loans previously charged off:	105	139	211	79	94

Net loans charged off	(378)	(431)	(821)	(727)	(667)

Provision charged to operations	1,340	6,258	2,341	2,133	1,500
Balance at end of period	$18,344	$17,382	$11,555	$10,035	$8,629

Net loans charged off as a % of average loans	0.04%	0.04%	0.10%	0.09%	0.09%
Allowance as a % of total loans	2.11%	1.70%	1.34%	1.24%	1.16%
Allowance as a % of nonperforming loans	525.01%	522.30%	224.63%	308.67%	449.66%

The provision for loan losses represents management’s estimate of the expense necessary to maintain the allowance for loan losses at an adequate level. The provision for loan and lease losses was $1.3 million for 2021 and $6.3 million for 2020. In 2020, the provision was higher than historical levels due to the financial uncertainties related to the Coronavirus Pandemic.

The level of future charge-offs is dependent upon a variety of factors such as national and local economic conditions, trends in various industries, underwriting characteristics, and conditions unique to each borrower. Given uncertainties surrounding these factors, it is difficult to estimate future losses.

The following tables summarize the Bank’s nonperforming loans by class over the periods indicated:

Nonperforming Loans

(Dollars in Thousands)

	As of December 31,
Type	2021	2020	2019	2018	2017
Residential real estate:
1-4 family	$278	$824	$1,133	$624	$202
Home equity	46	233	325	-	85
Commercial real estate	563	75	218	73	368
Agriculture real estate	479	735	588	437	-
Commercial loans	1,399	554	1,643	879	1,243
Agriculture loans	677	842	1,148	1,132	-
Consumer installment:
Direct	-	-	76	17	-
Indirect	52	65	13	89	21

Total nonperforming loans	$3,494	$3,328	$5,144	$3,251	$1,919
Total nonperforming loans as a % of total assets	0.21%	0.23%	0.44%	0.30%	0.19%
Total nonperforming loans as a % of total loans	0.31%	0.33%	0.60%	0.40%	0.26%

The difference between the interest income that would have been recorded if these loans had been paid in accordance with their original terms and the interest income that was recorded for the years ended December 31, 2021 and 2020 was $145,000 and $122,000 respectively.

Management reviews the loan portfolio continuously for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the related borrowers causes management to have doubt as to the ability of such borrowers to comply with the present loan payment terms and may result in such loans becoming nonperforming at some time in the future. Management considers loans classified as Substandard, which continue to accrue interest, to be potential problem loans. Through our internal loan review function, we have identified 44 commercial relationships totaling approximately $12.0 million at December 31, 2021 that are classified as Substandard, and continued to accrue interest. We continue to monitor these relationships; however, we cannot predict the extent to which continued weak economic conditions or other factors may further impact borrowers. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in the aggregate, give management reason to believe that the current risk exposure on these loans does not warrant accounting for these loans as nonperforming. However, these loans do exhibit certain risk factors, which have the potential to cause them to become nonperforming. Accordingly, management’s attention is focused on these credits, which are reviewed on at least a quarterly basis.

 Past Due and Restructured Loans

(Dollars in Thousands)	As of December 31,
	2021	2020	2019	2018	2017
Troubled Debt Restructurings:
Commercial	$973	$1,038	$-	$-	$-
Agriculture	480	496	496	496	-
Commercial Real Estate	4,449	602	-	-	-
Residential Real Estate	203	-	-	-	-
Total	$6,105	$2,136	$496	$496	$-

Nonperforming loans (loans in nonaccrual status and loans past due 90 days or more and still accruing interest) were $3.5 million at December 31, 2021, and $3.3 million at December 31, 2020.

Loans are considered modified in a troubled debt restructuring (TDR) when, due to a borrower’s financial difficulties, we make a concession(s) to the borrower that we would not otherwise consider. When modifications are provided for reasons other than as a result of the financial distress of the borrower, these loans are not classified as TDR’s or impaired. These modifications may include, among others, an extension of the term of the loan, and granting a period when interest-only payments can be made, with the principal payments made over the remaining term of the loan or at maturity.  TDRs of $6.1 million and $2.1 million as of December 31, 2021 and 2020, respectively are included in the above table within nonaccrual loans. The TDR amounts at December 31, 2021 consist of three commercial relationships, one agricultural relationship, and one residential mortgage relationship. The TDR amounts at December 31, 2020 consist of three commercial relationships.

In general, we place a loan on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Although in nonaccrual status, we may continue to receive payments on these loans. These payments are generally recorded as a reduction to principal and interest income is recorded only after principal recovery is reasonably assured. As of December 31, 2021, we were regularly receiving payments on approximately 39% of the loans categorized as nonaccrual.

The recorded investment in loans and leases that are considered impaired totaled $3.1 million at December 31, 2021 and $2.2 million at December 31, 2020. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowance on individually identified impaired loans that are not collateral dependent are measured based on the present value of expected future cash flows discounted at the original effective interest rate of each loan. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

The average recorded investment in impaired loans was $3.1 million in 2021 and $2.8 million in 2020. At December 31, 2021, $668,000 of impaired loans had specific allocations of $350,000 and $2.5 million had no specific allocation. At December 31, 2020, $1.6 million of impaired loans had specific allocations of $675,000 and $614,000 had no specific allocations. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured.

 Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as state and local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of stockholders’ equity, net of income tax effects. Securities not classified as available-for-sale are recorded in the held to maturity category and accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities.

The securities portfolio also includes restricted equity securities that are carried at cost because they are not readily marketable or have no quoted market value.

The following tables summarize the fair values of the investment portfolio as of the dates indicated:

Investment Securities

(In thousands)

	As of December 31,
	2021	2020	2019
Available for Sale:
Treasuries	$-	$-	$9,987
United States agencies	149,015	122,378	81,628
State and local governments	87,923	72,654	39,805
Corporate	14,384	7,777	8,907
Mortgage-backed securities	103,677	75,863	65,063
Total Available for Sale	$354,999	$278,672	$205,390
Held to Maturity:
State and local governments	$6,968	$8,794	$2,071
United States agencies	15,637	-	-
Mortgage-backed securities	9,444	-	-
Total Held to Maturity	32,049	$8,794	$2,071
Restricted Equity Securities:	$4,888	$4,827	$6,880

All of our mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises.

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of the Company and the Bank as of December 31, 2021, by final contractual maturity or repricing date, are as follows:

Investment Portfolio

(Dollars in thousands)

	As of
	December 31, 2021
Available for Sale	Fair	Average
	Value	Yield (1)
Due in one year or less	$5,858	1.30%
Due after one to five years	34,234	1.24%
Due five to ten years	153,310	1.52%
Due after ten years	43,537	1.78%
Securities not due at a single maturity date	118,060	2.34%
Total	$354,999	1.56%

Held to Maturity
	Amortized Cost	Average Yield (1)
Due in one year or less	$3,022	0.81%
Due after one to five years	9,014	1.37%
Due five to ten years	19,525	1.37%
Due after ten years	489	4.82%
Securities not due at a single maturity date	-	-
Total	$32,049	1.37%

Total Investment Securities (2)	$387,048	1.54%

(1)    Average yields are stated on a tax equivalent basis.

(2)    Total does not include restricted equity securities.

At December 31, 2021, there were no holdings of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of the Company’s stockholders’ equity.

Sources of Funds

General

The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits

We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for our last three fiscal years:

Deposits - Average Balances and Rates

(Dollars in thousands)

	2021		2020		2019
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate

Noninterest-bearing demand deposits	$431,119	0.00%	$331,864	0.00%	$250,697	0.00%
NOW accounts	169,784	0.13%	143,888	0.24%	118,366	0.41%
Money market & savings accounts	614,941	0.26%	452,012	0.38%	389,509	0.51%
Time deposits	213,831	0.69%	260,304	1.42%	258,679	1.98%
	$1,429,675	0.34%	$1,188,068	0.76%	$1,017,251	1.03%

The maturity distribution of time deposits of $100,000 or more was:

Three Months or Less	$27,705
Over three Months through six months	24,324
Over six months through one year	52,258
Over one year	13,156
Total	$117,443

Borrowings

To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York. The following table summarizes these borrowings as of December 31 for the years indicated:

Borrowings

(Dollars in thousands)

	As of December 31,
	2021		2020		2019
	Amount	Average Cost	Amount	Average Cost	Amount	Average Cost
Borrowings from Federal Home Loan Bank	$-	0.00%	$-	1.75%	$25,000	1.81%

As of December 31, 2021, the Bank had $244.0 million and $46.5 million of availability from Federal Home Loan Bank of New York and the Federal Reserve Bank, respectively, subject to collateral availability. In addition, at December 31, 2021, the Bank had available unsecured lines of credit agreements with correspondent banks, permitting borrowings to a maximum of $40.0 million. There were no outstanding advances against those lines at December 31, 2021. The Bank may access funds through general markets such as national repurchase agreements. At December 31, 2021, the Bank had not accessed any additional funds.

The following tables present additional information concerning borrowings from the Federal Home Loan Bank for the indicated years ended December 31:

Borrowings

(Dollars in thousands)

	For the years ended December 31,
	2021	2020	2019
Average Balance	$-	$4,005	$7,118
Maximum Month-end balance	$-	$25,000	$42,000

The Company currently owns one statutory trust, which was formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by the Company. The Company issued junior subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount. The junior subordinated debentures are the principal asset of the trust. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See “Management Discussion and Analysis of Financial Condition and Results of Operations -- Capital.”

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II who issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 2.81% at December 31, 2021, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature in August 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (2.81% at December 31, 2021), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, is 100%.

If we elect to defer interest payments as described above on Trust II trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

On October 28, 2020, the Company completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The notes mature on December 31, 2027. The interest rate is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the notes, in whole or in part, any time on or after December 31, 2025. We have been using the proceeds for general corporate purposes to support organic growth of the Bank and intend to continue to do so, and also to fund possible acquisitions. The net proceeds of the sale, after deducting offering expenses, were $15.7 million.

The sale of the notes was made in a private placement to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended ("Securities Act").

For regulatory purposes, the subordinated promissory notes capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2021, $15.7 million in subordinated promissory notes capital securities qualified as Tier I capital.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2021, we employed 242 persons, of which 214 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the sixteen banking offices and an operations center operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
359 NYS Route 31, Macedon, New York 14502	Owned
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6280 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned
2433 State Route 414, Waterloo, New York 13165	Owned
Roseland Center Plaza, Canandaigua, New York 14424	Leased
1314 Fairport Road, Fairport, New York 14450	Owned
470 Exchange Street, Geneva, New York 14456	Leased
63 Genesee Street, Auburn, New York 13021	Leased
311 Grant Avenue Road, Auburn, New York 13021	Owned
1423 Hathaway Drive, Farmington, New York 14425	Owned

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the results of operations and financial condition of Lyons Bancorp, Inc., The Lyons National Bank and Lyons Realty Associates Corp. on a consolidated basis as of and for the period ended December 31, 2021. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this filing.

Results of Operations

Results of Operations For Years Ended December 31, 2021 and 2020

Summary of Performance

Net income was $15.5 million for 2021 compared to net income of $10.3 million for 2020, an increase of $5.2 million, or 51.2% over the prior fiscal year. Diluted earnings per share were $4.62 for 2021, compared to $3.12 in 2020. The increase in earnings year over year was primarily due to an increase in net interest income and a decrease in provision for loan losses.

Return on average assets was 0.99% in 2021, compared to 0.78% in 2020. Return on average equity was 15.62% in 2021, compared to 10.47% in 2020. Our dividend payout ratio was 29.8% in 2021, compared to 40.53% in 2020, while our average equity as a percentage of average assets was 6.32% in 2021, compared to 7.43% in 2020.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and is calculated based on the historical amortized cost. All interest has been adjusted to a fully taxable equivalent amount using a federal related rate of 21%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

YTD Ended December 31,

	2021			2020
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Interest-earnings assets:
Loans [1,2]	$1,063,819	$45,741	4.30%	$953,973	$41,577	4.36%
Taxable securities	276,334	4,848	1.75	175,019	3,872	2.21
Tax-exempt securities	86,780	1,050	1.21	49,323	945	1.92
Federal funds and short-term
investments	76,953	97	0.13	72,897	153	0.21
Total interest-earning assets	1,503,886	51,735	3.44	1,251,212	46,547	3.72
Noninterest-earning assets:
Cash and due from banks	19,229			16,182
Premises and equipment	27,288			26,266
Reserve for loan losses	(17,722)			(14,357)
Other assets	39,046			39,709
Total noninterest-earning assets	67,842			67,799
Total assets	$1,571,728			$1,319,011
Interest-bearing liabilities:
Deposits
Interest-bearning transaction accounts	$169,801	226	0.13	$141,232	367	0.26
Savings	611,275	1,699	0.28	452,013	1,768	0.39
Time deposits	213,831	1,370	0.64	260,304	4,379	1.68
Other deposits	3,666	8	0.23	2,687	7	0.26
Total interest bearing deposits	998,573	3,303	0.33	856,235	6,522	0.76
Subordinated debt	20,896	878	4.20	8,726	370	4.24
FHLB/FRB borrowings	-	18	0.00	7,598	141	0.00
Total interest-bearing liabilities	1,019,469	4,199	0.41	872,560	7,033	0.81
Noninterest-earning liabilities:
Noninterest-bearing deposits	430,084			331,281
Other liabilities	22,799			17,108
Total shareholders' equity	99,377			98,061
Total liabilities and shareholders'
equity	$1,571,728			$1,319,011
Net interest income		$47,536			$39,514
Tax equivalent adjustment		$267			$237
Net interest income as adjusted		$47,803			$39,751
Net interest spread			3.03%			2.91%
Net interest margin			3.16%			3.16%

(1) Nonaccrual loans are included in the average asset totals presented above.

(2) Average balances and yields on available for sale securities are based on historical amortized cost.

Net Interest Income

The above table shows average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income for the twelve months ended December 31, 2021 was $47.8 million, an increase of $8.1 million, or 20.3%, compared to 2020. The increase primarily resulted from overall balance sheet growth, funded by strong loan and deposit growth. Average interest earning assets for the twelve months ended December 31, 2021, grew by $252.7 million or 20.2% compared to the same period in 2020.

The net interest margin for the twelve months ended December 31, 2021 and December 31, 2020 was 3.16%.

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Volume Rate Analysis (in thousands)
	2021 Compared to 2020 increase (decrease) due to changes in			2020 Compared to 2019 increase (decrease) due to changes in
	Volume	Rate	Total	Volume	Rate	Total
Interest-earnings assets:
Loans	$3,863	$301	$4,164	$6,456	$(4,053)	$2,403
Taxable securities	2,010	(1,034)	975	253	(348)	(94)
Tax-exempt securities	585	(481)	105	42	(75)	(34)
Federal funds and short-term investments	7	(64)	(56)	433	(1,146)	(713)
Total interest-earning assets	6,465	(1,277)	5,188	7,185	(5,622)	1,562
Interest-bearing liabilities:
Deposits
Interest-bearning transaction accounts	$56	(198)	(142)	$77	(127)	(49)
Savings	533	(602)	(70)	290	(613)	(323)
Time deposits	(540)	(2,469)	(3,009)	31	(1,065)	(1,034)
Other deposits	3	(1)	2	1	(0)	1
Total interest bearing deposits	51	(3,270)	(3,219)	400	(1,805)	(1,406)
Subordinated debt	514	(7)	507	141	(193)	(53)
FHLB/FRB borrowings	(141)	18	(123)	12	(91)	(79)
Total interest-bearing liabilities	425	(3,259)	(2,834)	552	(2,089)	(1,537)
Net interest income	$6,041	$1,982	$8,022	$6,633	$(3,533)	$3,099

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount necessary to maintain the allowance for loan losses at an adequate level. The provision for loan losses was $1.3 million for 2021, compared to $6.3 million for 2020. The negative impacts of the pandemic manifested themselves primarily in our provision for loan losses in 2020. The Company believed it prudent not to reverse any portion of the provision recorded in 2020 and recorded a modest provision for loan losses in 2021 in an effort to ensure our allowance for loan losses at December 31, 2021 was sufficient to address lingering uncertainties from the pandemic. Net charge-offs, as a percent of average loans, were 0.04% and 0.05% in 2021 and 2020 respectively. The ratio of nonperforming loans to total loans was 0.31% at December 31, 2021, as compared to 0.33% as of December 31, 2020. The allowance for loan losses as a percentage of period end loans was 1.61% at December 31, 2021, compared to 1.70% at December 31, 2020.

Noninterest Income

Noninterest income is a significant source of income for the Company, representing 24.1% of total revenues for 2021 and 31.1% for 2020. The main components of noninterest income include service charges on deposit accounts, cardholder fees, financial services fees, loan servicing fees, and gains on sale of loans and investment securities.

The largest source of noninterest income is cardholder fee income. Cardholder fee income was $4.0 million for 2021 and $3.3 million for 2020, an increase of, an increase of 18.7% from 2020. The increase can be attributed to a bank-wide campaign promoting our debit cards, which increased card usage. Gain on sale of loans was $3.4 million for 2021, a decrease of 66.0% from 2020. The decrease can be attributed a decrease in the percentage of loans sold. Fee income from our financial services activities was $1.8 million for 2021, an increase of 28.9% over the same period last year, due primarily to an increase in the number of relationships under management. Loan servicing income for 2021 and 2020 was $2.8 million. For 2021, service charges on deposit accounts totaled $2.6 million, compared to $2.5 million for 2020.

In 2021, net losses on the sales of available-for-sale securities totaled $592,000, compared to net gains of $217,000 in 2020. Management may periodically sell available-for-sale securities for liquidity purposes, to improve yields, or to adjust the risk profile of the portfolio.

Other income totaled $388,000 for 2021, up $153,000 or 65.1% over the same period in 2020 mainly due to an increase in income from the fair value of equity securities.

Noninterest Expense

Noninterest expense for 2021 was $41.5 million, an increase of 11.6% over noninterest expense for 2020. The main components of noninterest expense include salaries and wages, pensions and benefits, occupancy expenses, data processing expenses, professional fees, FDIC and OCC assessments, advertising expenses, cardholder expenses and office supplies.

Salary and wage expenses totaled $17.3 million in 2021, an increase of 7.3% over 2020. The primary reasons for the increase are additional staff bonuses relating to the Coronavirus Pandemic, salary increases and additional commissions payouts.

Pensions and other benefits were $5.9 million in 2021, an increase of $413,000 or 7.6% compared to the prior year.

Occupancy expenses related to bank premises and furniture and fixtures remained relatively unchanged in 2021 compared to the prior year.

Data processing expenses totaled $2.8 million in 2021, an increase of 21.1% over the prior year. The costs associated with operating the Company's core processing system contributed to the increase, as well as increased maintenance costs of the Company's hardware and software investments. Some changes in software contributed to the increase in data processing expenses.

Professional fees in 2021 increased 29.2% year over year. We incurred higher consultant fees and contract services fees during 2021 relating to additional projects throughout the year.

FDIC and OCC assessment expense for 2021, increased $250,000 or 31.7%, compared to 2020, mainly as a result of an increase in deposit levels. Both the FDIC assessment and OCC assessment include asset size in the calculation of premiums charged.

Advertising expenses totaled $937,000 in 2021, an increase of $162,000 or 20.9% over the same period in 2020. Due to some of the Coronavirus Pandemic restrictions being lifted or decreased, more events that the Bank typically sponsors or contributes to took place than last year.

Cardholder expenses in 2021 were $1.7 million, an increase of $244,000 or 16.9% over the same period in 2020. Increased debit card usage drove the increase in expense year over year.

Office supplies totaled $225,000 in 2021, a decrease of $92,000 or 40.9% from last year. This decrease was due in part to some staff working remotely for portions of the year.

Other expenses increased by $917,000 or 22.4% for 2021 over the prior year. We incurred higher fees during 2021 mainly due to funding our cybersecurity reserve.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The provision for 2021 was $3.8 million, compared to $2.2 million in 2020. The effective tax rate for 2021 was 19.7% compared to 17.8% for 2020. The effective rates differ from federal and state rates due to the effect of tax-exempt income from securities and life insurance assets along with other permanent differences.

Financial Condition

Total assets were $1,626 million at December 31, 2021, up $203.0 million or 14.3% over December 31, 2020. Asset growth during 2021 was funded by strong deposit growth, due in part to the government stimulus packages relating to the Coronavirus Pandemic. Total loans were $1,137.0 million at December 31, 2021, up $117.3 million or 11.5% from December 31, 2020. Total deposits at December 31, 2021 were $1,470.9 million, up $185.0 million or 14.4% over December 31, 2020.

Investment securities totaled $391.9 million at December 31, 2021, compared to $292.3 million at the end of 2020. The increase can mainly be attributable to our use of excess liquidity.

Loans totaled $1,137.0 million or 69.9% of total assets at December 31, 2021, compared to $1,019.7 million or 71.7% of total assets at December 31, 2020. Commercial loans at December 31, 2021, which include commercial and agriculture real estate, and commercial and agriculture loans, were down $1.4 million or 0.3% from December 31, 2020. The consumer portfolios at December 31, 2021, which include residential real estate and consumer installment loans, were up $118.7 million or 25.2% compared to year-end 2020, primarily in residential mortgage loans. During 2021, most of the PPP loans that brought an increase to the commercial loan portfolio in 2020 were forgiven. A combination of volume and sold/portfolio mix in residential mortgages contributed to the increase in consumer loan portfolio.

Composition of Loan Portfolio

(Dollars in thousands)

	31-Dec-21		31-Dec-20
	Balances	Percentage	Balances	Percentage
Commercial Loans
Commercial real estate	$289,788	25.49%	$252,314	24.74%
Agriculture real estate	74,747	6.57%	77,609	7.61%
Commercial loans	142,745	12.55%	179,515	17.60%
Agriculture loans	39,721	3.49%	38,974	3.82%
Total Commercial loans	547,001	48.10%	548,412	53.77%

Consumer Loans
1-4 family	448,449	39.44%	329,452	32.31%
Home equity	105,146	9.25%	111,417	10.93%
Direct installment	29,756	2.62%	22,017	2.16%
Indirect installment	6,607	0.59%	8,398	0.83%
Total Consumer loans	589,958	51.90%	471,284	46.23%

Total Loans	1,136,959	100.00%	1,019,696	100.00%

Allowance for loan losses	(18,344)		(17,382)

Total loans, net	$1,118,615		$1,002,314

Nonperforming loans totaled 0.31% of total loans outstanding at December 31, 2021 as compared with 0.33% at December 31, 2020. The allowance for loan losses totaled $18.3 million or 1.61% of total loans outstanding at December 31, 2021 as compared with $17.4 million or 1.70% of total loans at December 31, 2020.

The adequacy of our allowance for loan losses is reviewed quarterly by management with consideration given to loan concentrations, charge-off history, delinquent loan percentages, and general economic conditions. Management believes the allowance for loan losses is adequate to absorb losses from existing loans.

Total deposits were $1,470.9 million at December 31, 2021, up $184.9 million over December 31, 2020. The growth in total deposits from December 31, 2020 came in all categories except time deposits and other deposits, as customers are more reluctant to lock in their funds for longer periods of time without the attraction of higher rates. Noninterest-bearing deposit balances were up $81.1 million or 22.2%. Interest-bearing checking accounts totaled $187.5 million, up $28.9 million or 18.2% over the prior year-end, while savings and money market accounts totaled $636.4 million, up $126.0 million or 24.7%. Time deposit balances decreased $44.8 million or 24.2%. The growth in total deposits can be attributed to the federal stimulus packages for our retail customers, funds deposited from PPP loans for our commercial customers and overall organic growth.

The following is a summary of deposit balances for the dates indicated:

Deposits

(Dollars in thousands)

	31-Dec-21		31-Dec-20		31-Dec-19
	Balances	Percentage	Balances	Percentage	Balances	Percentage
Demand deposits	$447,217	30.40%	$366,093	28.47%	$255,062	24.78%
NOW accounts	187,451	12.74%	158,589	12.33%	119,418	11.60%
Savings and money market	636,377	43.27%	510,366	39.69%	374,806	36.41%
Time deposits	185,539	12.61%	230,385	17.92%	265,518	25.79%
Oher deposits	14,286	0.98%	20,534	1.60%	14,682	1.42%
Total Deposits	$1,470,870	100.00%	$1,285,967	100.00%	$1,029,485	100.00%

Other funding sources include borrowings from the Federal Home Loan Bank subordinated debt. These funding sources totaled $20.9 million at December 31, 2021, remaining the same as at December 31, 2020. There were no borrowed funds at December 31, 2021 or 2020.

On October 28, 2020, the Company completed the sale of approximately $16 million of subordinated promissory notes (notes) to accredited investors. The notes mature on December 31, 2027. The interest rate is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the notes, in whole or in part, any time on or after December 31, 2025. We have been using the proceeds for general corporate purposes to support organic growth of the Bank and intend to continue to do so, and also to fund possible acquisitions. The net proceeds of the sale, after deducting offering expenses, were $15.7 million.

The sale of the notes was made in a private placement to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

For regulatory purposes, the subordinated promissory notes qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2021, $15.7 million in subordinated promissory notes qualified as Tier I capital.

Stockholders' Equity

Total stockholders' equity was up $14.2 million or 14.9% to $109.6 million at December 31, 2021, from $95.5 million at December 31, 2020. The increase was mainly due to our strong earnings, reflecting net income of $15.5 million, less common dividends declared of $4.4 million. Additional paid-in capital increased by $9.0 million during 2021, due entirely to the rights offering.

Accumulated other comprehensive loss totaled $7.4 million at December 31, 2021, posting a net loss of $6.1 million during the year.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk is interest rate risk, which is defined as the potential variability of our earnings that arises from changes and volatility in market interest rates. Changes in market interest rates, whether they are increases or decreases, and the pace at which the changes occur can trigger repricings and changes in the pace of payments, which individually or in combination may affect our net interest income and net interest margin, either positively or negatively.

Most of the yields on our earning assets, including floating-rate loans and investments, are related to market interest rates. So is our cost of funds, which includes the rates we pay on interest-bearing deposits and borrowings. Interest rate sensitivity occurs when the interest income (yields) we earn on our assets changes at a pace that differs from the interest expense (rates) we pay on liabilities.

Our Asset and Liability Committee (ALCO), monitors our sensitivity to interest rates and approves strategies to manage our exposure to interest rate risk. Our goal is to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates. In other words, we want changes in loans and deposit balances, rather than changes in the market interest rates, to be the primary drivers of growth in net interest income.

We measure net interest income at-risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus 200 basis points or minus 100 basis points over a twelve-month period. This provides a basis or benchmark for the ALCO to manage our interest rate risk profile.

Presented below is a table showing the Bank's interest rate risk profile at December 31, 2021, December 31, 2020 and December 31, 2019:

Changes in Interest Rates (Basis Points)	Estimated Percent Change in Future Net Interest Income
	December 31, 2021	December 31, 2020	December 31, 2019
+200	3.4%	6.1%	1.3%
-100	0.6%	(1.5)%	(2.3)%

Our model suggests the Bank's interest rate risk at December 31, 2021 has decreased from December 31, 2020 in an increasing rate environment. The same is true in a falling rate environment, as our interest rate risk has decreased. Although the model is useful in identifying potential exposure to interest rate movements, actual results may differ from those modeled, as the repricing, maturity, and prepayment characteristics of financial instruments may change to a different degree than modeled. In addition, the model does not reflect actions that management may employ to manage the Bank's interest rate risk exposure.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates.

A useful measure of the Company's interest rate risk is "interest sensitivity gap," the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets and liabilities may increase during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Company's interest rate sensitivity at December 31, 2021. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity

(In thousands)	0-3	4-6	7-12	1-5
	Months	Months	Months	Years	5 Years +	Total
Assets:

Fed funds sold	$-	$-	$-	$-	$-	$-
Interest bearing deposits in banks	32,882	-	-	-	-	32,882
Investments securities, at amortized cost	22,431	21,722	40,348	168,435	143,700	396,636
Loans	215,538	48,798	91,525	432,511	352,627	1,140,999
Total interest sensitive assets	$270,851	$70,520	$131,873	$600,946	$496,327	$1,570,517

Liabilities:

Demand/NOW	$17,957	$11,318	$22,636	$272,108	$316,182	$640,201
Money market and savings	58,941	-	-	362,193	215,244	636,378
Time deposits	44,746	39,937	84,114	21,742	-	190,539
Borrowings from Federal Home Loan Bank	-	-	-	-	-	-
Junior subordinated debentures	5,155	-	-	15,748	-	20,903
Total interest sensitive liabilties	$126,799	$51,255	$106,750	$671,791	$531,426	$1,488,021

GAP:
Period	$144,052	$19,265	$25,123	$(70,845)	$(35,099)	$82,496

Cumulative	$144,052	$163,317	$188,440	$117,595	$82,496

Liquidity

Lyons Bancorp, Inc., as the parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp, Inc.'s main sources of liquidity, as a holding company, are dividends from the Bank, and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations. During 2022, we expect that we can meet our holding company liquidity needs from the reserves we hold. See "Supervision and Regulation - Limits on Dividends and Other Payments" for more information.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flows from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and noninterest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, credit unions, mutual funds, securities dealers and others. Core deposits financed 77.8% of the Bank's earning assets at December 31, 2021 compared with 78.3% at December 31, 2020. The ratio remained relatively the same as earning assets and deposits increased at approximately the same rate during 2021. For 2022, cash for asset growth is expected to continue to come from core deposit growth.

The Bank's retail "core" deposit base has been historically loyal. An overwhelming percentage of customers with time deposit accounts maintain their deposits with the Bank upon maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into during the last twelve years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2021 and December 31, 2020, the Bank had $244.0 million and $162.9 million, respectively, of availability from the Federal Home Loan Bank of New York, subject to collateral availability. The increase in funds availability at the end of 2021 was due to the increased level of deposits held at the Bank, eliminating any need for short term borrowing.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York (FRB). The amount of borrowing capacity at the FRB is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility, December 31, 2021 or December 31, 2020. Additional sources of funding are available to the Bank through arrangements for unsecured short-term borrowings from other banks. There were no unsecured short-term borrowings from other banks outstanding December 31, 2021 or December 31, 2020. In general, these borrowings would be unsecured and would mature within one to five business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as the rights offering and supplemental offering being made by this offering circular to assist us in meeting our liquidity needs.

Management closely monitors the Bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2021, the ratio of loans-to-deposits was 77.3% compared to 79.3% at December 31, 2020.

The Company has not identified any trends or circumstances that are reasonably likely to result in material increases or decreases in liquidity in the near term.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's contingent liabilities and commitments as of December 31, 2021, December 31, 2020 and December 31, 2019 are as follows:

(In thousands)

	December 31,	December 31,	December 31,
	2021	2020	2019
Commitments to grant loans	$181,564	$153,252	$59,263
Unfunded commitments under commercial lines of credit	149,527	138,289	106,722
Unfunded commitments under consumer lines of credit	119,604	103,365	91,075
Standby letters of credit	11,783	9,513	9,389
	$462,478	$404,419	$266,449

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last two years our stockholders' equity has increased to $109.6 million as of December 31, 2021, from $95.4 million at December 31, 2020.

The proceeds from the current offering of common stock are part of management's capital planning policy to ensure compliance with regulations, including Basel III which requires higher capital levels, and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have a positive impact on the consolidated capital position of Lyons Bancorp, Inc. and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We have developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to assure that an adequate allowance is maintained. Our methodology is based upon guidance provided in SEC Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues and includes allowance allocations calculated in accordance with Accounting Standards Codification ("ASC") Topic 310, Receivables, and allowance allocations calculated in accordance with ASC Topic 450 Contingencies. The Company's methodology for determining and allocating the allowance for loan losses focuses on ongoing reviews of larger individual loans and leases, historical net charge-offs, delinquencies in the loan portfolio, the level of impaired and nonperforming assets, values of underlying loan collateral, the overall risk characteristics of the portfolios, changes in character or size of the portfolios, geographic location, current economic conditions, changes in capabilities and experience of lending management and staff, and other relevant factors. The various factors used in the methodologies are reviewed on a periodic basis.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Another critical accounting policy is the policy for pensions and other post-retirement benefits. The calculation of the expenses and liabilities related to pensions and post-retirement benefits requires estimates and assumptions of key factors including, but not limited to, discount rate, return on plan assets, future salary increases, employment levels, employee retention, and life expectancies of plan participants. We use an actuarial firm in making these estimates and assumptions. Changes in these assumptions due to market conditions, governing laws and regulations, or Company specific circumstances may result in material changes to our pension and other post-retirement expenses and liabilities.

Another critical accounting policy is the policy for reviewing available-for-sale securities and held-to-maturity securities to determine if declines in fair value below amortized cost are other-than-temporary as required by FASB ASC Topic 320, Investments - Debt and Equity Securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, underlying collateral of the security, and the structure of the security.

Item 3. Directors and Officers

Directors

Our Board of Directors currently consists of 14 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually. Each of our directors is also a director of the Bank.

The following table sets forth certain information with respect to our directors:

Name	Position	Age	Term of Office
Joseph P. Bartolotta	Director	50	Since November 2018
David J. Breen, Jr.	Director	64	Since May 2000
Clair J. Britt, Jr.	Director & Exec V-P of the Bank	58	Since December 2000
John A. Colaruotolo	Director	64	Since October 2018
Joseph Fragnoli	Director	66	Since December 2011
Dale H. Hemminger	Director	63	Since September 2004
James A. Homburger	Director	77	Since December 1994
Dale L. Hunt	Director	58	Since November 2001
Teresa M. Jackson	Director	58	Since January 2018
Thomas L. Kime	Director & President/CEO of the Bank	67	Since March 2005
Case A. Marshall	Director	50	Since November 2013
Bradley A. Person	Director	53	Since November 2010
Robert A. Schick	Chairman of the Board and President	72	Since January 1998
Kaye Stone-Gansz	Director	56	Since November 2013

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

				Approximate
				Hours/Week for Part-
Name	Position	Age	Term of Office	Time Employees
Clair J. Britt, Jr.	Exec. V-P, Chief Comm. Lending Officer - Bank	58	Since April 2003	N/A
Stephen DeRaddo	Exec. V-P, Chief Credit Officer -Bank	61	Since March 2004	N/A
Todd F. Juffs	Exec. V-P, Chief Tech. & Cybersecurity Officer - Bank	46	Since November 1997	N/A
Thomas L. Kime	President, CEO - Bank	67	Since March 2004	N/A
Joshua N. Miller	Senior V-P, CFO - Bank, Director of Retail & Residential Mortgage Division	41	Since May 2002	N/A
Chad J. Proper	Senior V-P, CFO - Bank, Treasurer and CFO	47	Since December 2016	N/A
Robert A. Schick	President & Chairman	72	Since January 1998	N/A

There are no arrangements or understandings between our directors and officers and any other person pursuant to which they were selected to his or her office or position.

Family Relationships

There are no family relationships between any Director, Executive Officer or significant employees.

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and Chairman of the Board). Mr. Schick has been a Director and President of Lyons Bancorp, Inc. since January 1998; was the President and Chief Executive Officer of the Lyons National Bank from January 1998 until December 2020. Mr. Schick also served as Executive Vice President of Lyons Realty Associates Corp. during that time.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Commercial Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Chief Commercial Lending Officer since April 1998 and has been a Director since 2003. He is also President of Lyons Realty Associates Corp.

Thomas L. Kime (Director; President and Chief Executive Officer). Mr. Kime has been employed by the Bank since 2004 and has been a Director of Lyons Bancorp, Inc. since 2004. Since that time he served as Executive Vice-President and Chief Operating Officer of the Bank. In 2017, he became President of the Bank. In January 2021, Mr. Kime became President and Chief Executive Officer of the Bank. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003.

Chad J. Proper (Senior Vice President and Chief Financial Officer). Mr. Proper joined the Bank in 2016 as Treasurer of Lyons Bancorp, Inc. and Chief Financial Officer of The Lyons National Bank. Prior to joining the bank he was a Controller at BonaDent Dental Laboratories.

Stephen DeRaddo (Executive Vice President and Chief Credit Officer). Mr. DeRaddo joined the Bank in 2004 as Vice President, Commercial Loan Officer. In July 2006, Mr. DeRaddo was promoted to Senior Vice President, Retail Lending Officer and served in that capacity until January 2009. From January 2009 until 2019, he has served as the Executive Vice President, Senior Retail Lending Officer. In 2019, Mr. DeRaddo was promoted to Chief Credit Officer. Prior to joining the Bank he was employed as a Vice President of National Bank of Geneva.

David J. Breen, Jr. (Director). Mr. Breen, who is retired, was President and owner of KD Breen Inc., a supermarket operating company since 2007. Prior to 2007, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Joseph A. Fragnoli (Director). Mr. Fragnoli has been the President of Super Casuals since 1978. a clothing and apparel retail company. Mr. Fragnoli's past and present board involvements include the Geneva YMCA, the Geneva Chamber of Commerce, the Geneva Business Improvement District and the Geneva Salvation Army.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprise vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger has been a licensed real estate broker since 1975, and owns several businesses throughout Wayne County, including Performance Properties, Spacemaker 14, Inc. and Filspace, Inc. He is also a partner in Silver Hills Associates, located in Newark, New York.

Case A. Marshall (Director). Mr. Marshall has been the Vice President and Chief Financial Officer of Marshall Brothers, Inc. and E&V Energy Corp, since 1996. Marshall Brothers, Inc. operates 18 convenience stores throughout Wayne, Cayuga, Oswego, Ontario, and Onondaga counties. E&V Energy Corp. offers home heating fuels and services with eight divisions located in Wayne, Cayuga, Cortland, Oswego, Ontario, Jefferson, Madison and Tompkins counties. Mr. Marshall is also the Chief Financial Officer and Secretary for Patriot Tank Lines, Inc. and Pyrus Energy, Inc.

Bradley A. Person (Director). Mr. Person is the President and owner of Nuttall Golf Cars, Inc. and Nuttall Golf Leasing, LLC, headquartered in Sodus, New York with branch offices in Sherman, New York and Butler, Pennsylvania. Prior to Nuttall Golf Cars, Inc., Mr. Person was employed for ten years as the controller for a commercial general contractor in Rochester, New York.

Teresa M. Jackson (Director). Ms. Jackson is the owner of Dudley Poultry Company, a wholesale food distributor and has been since 2001.

Kaye Stone-Gansz (Director). Ms. Stone-Gansz is the President and Chief Executive Officer of Stone Goose Enterprises, Inc., President of LaGasse Machine and Fabrication and President of Keg Rag Cellars located in Sodus, New York.

John A. Colaruotolo (Director). Mr. Colaruotolo is the President and Owner of Anco Properties/Builders, Inc., a developer and building contractor focusing on residential housing, and Casa Larga Vineyards.

Joseph P. Bartolotta (Director). Mr. Bartolotta is Senior Managing Director of R&M Associates, LLC, a family owned and operated real estate development and management company located in Auburn, NY.

Todd F. Juffs (Executive Vice President and Chief Technology & Cyber Security Officer. Mr. Juffs has served as Executive Vice President and Chief Technology & Cyber Security Officer of the Bank since November 1997.

Dale L. Hunt (Director). Mr. Hunt is President of Hunt Properties of N.Y., Inc., a real estate management company in Victor, N.Y.

Compensation of Directors and Executive Officers

Directors, other than those employed by the Lyons Bancorp, Inc. or any of its subsidiaries in other capacities, receive a fee of $1,500 for each Board meeting and $400 for each committee meeting and a $10,000 retainer. The lead independent director receives a $25,000 retainer. Directors who are also officers of Lyons Bancorp, Inc. or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting. The aggregate annual compensation for the Company's directors as a group for the fiscal year ended December 31, 2021 was $581,306. The group consisted of nine non-employee directors. In addition, four of our directors are eligible to receive compensation following separation of service under a Director Fee Continuation Agreement. Participating directors accrue benefits under the agreement based on the years of service. Following separation, these benefits are paid out over a term provided in the individual agreement with the director, or receive a long-term care policy.

The following table sets forth the annual remuneration of each of the highest paid persons who are officers or directors as a group during the Company's last fiscal year.

Name	Capacities In Which Compensation was Received	Cash Compensation	Other Compensation[1]	Total Compensation
Thomas L. Kime	President, Chief Executive Officer	$498,077	$51,042	$549,119
Stephen V. DeRaddo	Exec. V-P, Chief Credit Officer	$293,269	$25,520	$318,789
Clair J. Britt	Exec. V-P, Chief Commercial Lending Officer	$267,788	$25,520	$293,308

(1)	Comprised of deferred compensation, supplemental employee retirement payment, 401(k) contributions, split dollar life insurance and other benefits and compensation which does not exceed 10% of the total compensation earned by officer in fiscal year.

Deferred Compensation Arrangements

Deferred Compensation Agreements with Certain Executives

The Company has deferred compensation agreements with Messrs., Schick, Kime, Britt, DeRaddo, Juffs and Proper whereby Company stock was awarded and vested each year. Awarded shares under these agreements are restricted from being sold until employment is terminated. The amount of awarded shares was based on the amount of deferred compensation earned divided by the value of the shares. Under these prior arrangements, the value of the shares purchased on the open market was the price paid and the value of shares from treasury was the average daily closing price of the stock for each day within the past quarter. In 2019, these agreements were amended to provide for the award of stock units under the 2019 Deferred Compensation Plan, described below.

2019 Deferred Compensation Plan

The Company has adopted the 2019 Deferred Compensation Plan. The purpose of the plan is to encourage the selected executives of the Bank to continue in their employment by providing the ability to earn additional retirement income. Participants in the plan are credited each quarter with a number of stock units equal to (i) a dollar amount set the award agreement; divided by (ii) fair market value of the Company's common stock for the applicable quarter. Stock units in the account are subject to vesting as set forth in the participant's award agreement. Upon one of the qualifying events under the plan, including, termination of employment, disability, death, or termination of employment within 18 months of a change in control, or hardship distribution, the participants are entitled to begin receiving distributions from the account. Distributions are paid in shares of the Company's common stock. The number of shares of common stock issued upon a distribution is the number equivalent to the number of stock units in the participant's account. The stock is distributed according to the distribution schedule in each participant's award agreement.

Supplemental Retirement Benefits

The Bank maintains supplemental employee retirement plans (the "SERP") for certain executives, including Messrs. Schick, Kime, DeRaddo, Britt, Proper and Juffs. All benefits provided under the SERP are unfunded and, as these executives retire, the Bank will make payments to plan participants.

Severance Agreements

The Company has entered into severance agreements with key executives, including Messrs. Schick, Kime, DeRaddo, Britt, Proper and Juffs, providing for the one time lump sum payment in the amount of one and one-half times the executive's annual base salary immediately preceding a change in control. In addition, to the extent the payment to be made to the executive is deemed an "excess parachute payment" under the Code and the executive may be obligated to pay an excise tax associated with such excess parachute payment. In such an event, the Company is obligated to reimburse the executive in full for both the amount of any such excise tax owed upon such excise parachute payments and any excise or ordinary income taxes owed in connection with the payment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Lyons Bancorp, Inc.

The following table sets forth, as of December 31, 2021, certain information regarding the beneficial ownership of common stock of the Company, by (1) each of our directors and named executive officers as a group. There are no persons known by us to own beneficially more than 10% of the common stock.

	Amount and Nature
	of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Common Stock	Common Stock Acquirable(2)	Percent
Directors and Executive Officers as a group (18 persons)
c/o The Lyons National Bank
35 William Street
Lyons, New York 14489	689,646	35,044	20.2%

(1)	These amounts assume subscriptions of officers and directors up to their basic subscription privilege and full subscription of the offering. Calculated based on 3,418,973 shares of common stock outstanding, plus the number of shares of common stock underlying shares of Series A preferred stock and underlying stock units held by the person or persons in the group.

(2)	"Common Stock Acquirable" represents shares of common stock underlying shares of Series A preferred stock and vested stock units awarded under our 2019 Deferred Compensation Plan, as amended, held by the person.

Lyons Realty Associates, Inc.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the number and percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group as of December 31, 2021:

	Amount and Nature of Beneficial Ownership
Name and Principal Address of Beneficial Owner	Amount	Percent
Directors and officers as a group (4 persons)
c/o The Lyons National Bank
35 William Street
Lyons, New York 14489	8	0.467%

Trusts

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding trust preferred securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd.

Series A Preferred Stock

The following table sets forth, as of December 31, 2021, certain information regarding the beneficial ownership of our Series A preferred stock by our directors and executive officers as a group. There are no persons known by us to own beneficially more than 10% of the Series A preferred stock. Percentage of beneficial ownership is based on 5,000 shares of Series A preferred stock outstanding as of the record date.

	Amount and Nature of Beneficial Ownership
Name and Principal Address of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares Issuable upon Conversion [1]
Directors and Executive Officers as a group (4 persons)
c/o The Lyons National Bank
35 William Street
Lyons, New York 14489	555	11.1%	13,320

(1)	The number of shares issuable upon conversion is calculated based on the present conversion rate of 24 shares of common stock per 1 share of Series A preferred stock.

Item 5. Interest of Management and Others in Certain Transactions

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were nonperforming as of December 31, 2021. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $17.5 million at December 31, 2021.

The following table sets forth information regarding loans made by the Bank over $120,000 since January 1, 2020, to its directors and affiliates, executive officers and immediate family members of directors and officers and outstanding balances as of December 31, 2021:

Name	Position	Date	Amount
Robert A. Schick	President & Chairman	June 2020	$194,047
James A. Homburger	Director	February 2020	$500,000
JBJ Leasing Inc.
Dale H. Hemminger	Director	May 2019	$830,134
Hemdale Farms, Inc.
Bradley Person	Director	July 2020	$500,000
Spacemaker Marion, LLC
Todd F. Juffs	EVP & Chief Technology Officer	April 2020	$517,593
Case A. Marshall	Director	April 2020	$2,359,408
Erie Drive Holdings, LLC

In October 2020, David Breen, Joseph Fragnoli, and Robert Schick purchased $300,000, $200,000, and $200,000, respectively, of the Company's subordinated promissory notes due 2027. Except for these notes and the loans set forth in the table above, there have been no transactions in the last two fiscal years that exceeded, nor is there any currently proposed transactions between a related party and the Company or the Bank that exceeds or would exceed $120,000.

Item 6. Other

None.

Item 7. Financial Statements

Lyons Bancorp, Inc.

Consolidated Financial Report

December 31, 2021

Audited Consolidated Financial Statements of Lyons Bancorp, Inc. as of December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 11, 2022

To the Stockholders and the Board of Directors of Lyons Bancorp Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lyons Bancorp, Inc. (a New York State corporation) and subsidiaries as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2022, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Continued)

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

The Company’s loan portfolio totaled $1.14 billion as of December 31, 2021, and the associated allowance for loan losses (allowance) was $18.3 million. As discussed in Note 1 and 4 of the consolidated financial statements, the allowance represents management’s estimate of incurred credit losses inherent in the loan portfolio at the consolidated balance sheet date. Management estimates the allowance by applying expected loss rates derived from a statistical analysis of historical default and loss severity experience to existing loans with similar characteristics. The allowance also considers adjustments to reflect management’s assessment of qualitative factors that may not be measured in the statistical analysis of expected losses, including external factors, along with Company and portfolio specific factors.

Auditing management’s allowance is complex and involves a high degree of subjectivity due to the judgment required in evaluating management’s determination of the qualitative external, Company and portfolio specific factor adjustments to the allowance described above.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance process, including controls over the appropriateness of the allowance methodology, the reliability and accuracy of data used to support qualitative factor adjustments to the allowance, and management’s review and approval process over qualitative factor adjustments to the allowance.

To test the qualitative factor adjustments, our audit procedures included, among others, assessing management’s methodology and considering whether relevant risks were reflected in the modeled provision and whether adjustments to modeled calculations were appropriate. We tested the underlying data used to estimate the qualitative adjustments to determine whether it was accurate, complete and relevant. We evaluated whether qualitative adjustments were reasonable based on changes in the loan portfolio and changes in management’s policies, procedures and lending personnel. For example, we performed a sensitivity analysis by assessing whether qualitative adjustments were consistent with publicly available information (e.g. macroeconomic and peer bank data). Further, regarding measurement of the qualitative factors, we evaluated and tested external market data as well as internal data used in the Company’s calculation by agreeing significant inputs and underlying data used in the determination of the qualitative adjustments to internal and external sources. We searched for and evaluated information that corroborates or contradicts the Company’s identification and measurement of qualitative factors as of the consolidated balance sheet date.

We have served as the Company’s auditor since 2011.

/s/ Bonadio & Co., LLP

Pittsford, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 11, 2022

To the Board of Directors and

Stockholders of Lyons Bancorp, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Lyons Bancorp, Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control— Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of the Company, and our report dated March 11, 2022, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Continued)

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Bonadio & Co., LLP

Pittsford, New York

Consolidated Balance Sheets

December 31, 2021 and 2020

	2021	2020
	(In thousands)
Assets
Cash and due from banks	$15,618	$17,777
Interest-bearing deposits in banks	31,306	43,446

Investment securities:
Available for sale	354,999	278,672
Held to maturity	32,049	8,794
Restricted equity securities	4,888	4,827

Total Investment Securities	391,936	292,293

Loans	1,136,959	1,019,696
Less: allowance for loan losses	(18,344)	(17,382)

Net Loans	1,118,615	1,002,314

Land, premises and equipment, net	26,699	27,704
Bank-owned life insurance	21,327	19,062
Accrued interest receivable and other assets	20,665	20,551

Total Assets	$1,626,166	$1,423,147

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Interest-bearing	$1,018,939	$915,050
Non-interest-bearing	451,931	370,917

Total Deposits	1,470,870	1,285,967

Subordinated debentures	20,903	20,891
Accrued interest payable and other liabilities	24,744	20,827

Total Liabilities	1,516,517	1,327,685

Stockholders' Equity
Lyons Bancorp, Inc. stockholders’ equity:
Preferred stock	3	3
Common stock	1,718	1,599
Paid-in capital	28,344	19,374
Retained earnings	87,568	76,665
Accumulated other comprehensive loss	(7,416)	(1,275)
Treasury stock, at cost	(624)	(960)

Total Lyons Bancorp, Inc. Stockholders’ Equity	109,593	95,406

Noncontrolling interest	56	56
Total Stockholders' Equity	109,649	95,462
Total Liabilities and Stockholders' Equity	$1,626,166	$1,423,147

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31, 2021 and 2020

	2021	2020
	(In thousands, except per share data)
Interest Income
Loans	$45,741	$41,577
Investment securities:
Taxable	4,944	4,025
Non-taxable	1,050	945
Total Interest Income	51,735	46,547
Interest Expense
Deposits	3,303	6,522
Borrowings	896	511
Total Interest Expense	4,199	7,033

Net Interest Income	47,536	39,514

Provision for Loan Losses	1,340	6,258
Net Interest Income after Provision for Loan Losses	46,196	33,256
Noninterest Income
Cardholder fees	3,962	3,337
Realized gains on loans sold	3,360	5,576
Loan servicing fees	2,767	2,797
Service charges on deposit accounts	2,624	2,478
Financial services fees	1,805	1,400
Earnings on investment in bank owned life insurance (BOLI)	365	396
Net realized gains (losses) from sales of securities	(592)	217
Other	388	235
Total Noninterest Income	14,679	16,436
Noninterest Expense
Salaries and wages	17,342	16,164
Pensions and benefits	5,851	5,438
Occupancy	3,456	3,408
Professional fees	3,189	2,468
Data processing	2,801	2,312
Cardholder expense	1,685	1,441
FDIC and OCC assessments	1,038	788
Advertising	937	775
Office supplies	225	317
Other	5,013	4,096
Total Noninterest Expense	41,537	37,207

Income before Income Taxes	19,338	12,485

Income Tax Expense	3,809	2,212
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	15,529	10,273

Net income attributable to noncontrolling interest	5	5
Net income attributable to Lyons Bancorp, Inc.	15,524	10,268
Preferred stock dividends	250	250
Net Income available to common shareholders	$15,274	$10,018
Earnings Per Share – basic	$4.71	$3.16
Earnings Per Share – diluted	$4.62	$3.12

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

	2021	2020
	(in thousands)
Net Income	$15,529	$10,273

Other Comprehensive Income (loss)
Securities Avaliable for Sale:
Net unrealized gains (losses) during the year	(9,077)	4,257
Reclassification adjustment for (gains) losses included in income	592	(217)

Pension and Postretirement Benefits:
Amortization of prior service credit	(2)	(4)
Amortization of net (loss) gain	305	263
Net actuarial (loss) gain	(22)	(1,176)
Cash Flow Hedge:
Gains on the effective portion of cashflow hedge	-	85
Reclassification adjustment for losses included in income	15	37
	(8,189)	3,245
Net Tax (Expense) Benefit	2,048	(811)

Other Comprehensive Income (loss)	(6,141)	2,434

Total Comprehensive Income	9,388	12,707
Comprehensive Income Attributable to Noncontrolling Interest	(5)	(5)
Comprehensive Income attributable to Lyons Bancorp, Inc.	$9,383	$12,702

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2021 and 2020

(In thousands, except per share data)					Accumulated
			Additional		Other
	Common	Preferred	Paid-In	Retained	Comprehensive	Treasury	Noncontrolling
	Stock	Stock	Capital	Earnings	(Loss)	Stock	Interest	Total
BALANCE, January 1, 2020	$1,599	$3	$19,385	$70,558	$(3,709)	$(1,100)	$56	$86,792

Net income for 2020	-	-	-	10,268	-	-	5	10,273
Total other comprehensive loss, Net	-	-	-	-	2,434	-	-	2,434
Purchase of treasury stock, net of purchase fee	-	-	-	-	-	(209)	-	(209)
Deferred Comp shares issued from treasury	-	-	(11)	-	-	349	-	338
Dividends to noncontrolling interests	-	-	-	-	-	-	(5)	(5)
Dividends declared Preferred Series A $50.00 per share	-	-	-	(250)	-	-	-	(250)
Cash dividends declared-$1.24 per share	-	-	-	(3,911)	-	-	-	(3,911)

BALANCE, December 31, 2020	$1,599	$3	$19,374	$76,665	$(1,275)	$(960)	$56	$95,462

Net income for 2021	-	-	-	15,524	-	-	5	15,529
Total other comprehensive loss, Net	-	-	-	-	(6,141)	-	-	(6,141)
Rights Offering - Par value 237,274 Shares @ $0.50 per share	119	-	8,963	-	-	-	-	9,082
Deferred Comp shares issued from treasury	-	-	7	-	-	336	-	343
Dividends to noncontrolling interests	-	-	-	-	-	-	(5)	(5)
Dividends declared Preferred Series A $50.00 per share	-	-	-	(250)	-	-	-	(250)
Cash dividends declared-$1.34 per share	-	-	-	(4,371)	-	-	-	(4,371)

BALANCE, December 31, 2021	$1,718	$3	$28,344	$87,568	$(7,416)	$(624)	$56	$109,649

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
	(In thousands)
Cash Flows from Operating Activities
Net income	$15,529	$10,273
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,340	6,258
Earnings on investment in bank owned life insurance	(365)	(396)
Net realized loss/(gain) from sales of securities	592	(217)
Realized gains on loans sold	(3,360)	(5,555)
Amortization of debt issuance costs	12	-
Gain on sale of real estate owned and other repossessed assets	-	(21)
Deferred compensation expense	1,003	1,350
Net amortization on securities	795	450
Depreciation and amortization	1,418	1,330
Deferred income benefit	(1,387)	(2,653)
Decrease (increase) in accrued interest receivable and other assets	3,320	(983)
Increase in accrued interest payable and other liabilities	2,505	2,747
Impairment of mortgage servicing rights	-	391
Loans originated for sale	(103,930)	(147,180)
Proceeds from sales of loans	111,384	154,847

Net Cash Provided by Operating Activities	28,855	20,641

Cash Flows from Investing Activities
Net change in interest bearing deposits at other financial institutions	12,140	(21,990)
Purchases of securities available for sale	(219,035)	(176,802)
Proceeds from sales of securities available for sale	45,649	22,967
Proceeds from maturities and calls of securities available for sale	87,185	80,333
Purchases of held to maturity securities	(30,317)	(6,500)
Proceeds from maturities of securities held to maturity	7,064	3,804
Net decrease (increase) in restricted equity securities	(61)	2,053
Net increase in portfolio loans	(121,736)	(159,730)
Purchase of BOLI	(1,900)	-
Premises and equipment purchases, net	(413)	(4,712)

Net Cash Used in Investing Activities	(221,424)	(260,577)

Cash Flows from Financing Activities
Net increase in demand and savings deposits	236,737	288,002
Net decrease in time deposits	(51,834)	(31,520)
Net decrease in overnight borrowings from Federal Home Loan Bank	-	(25,000)
Preferred Stock Dividend	(250)	(250)
Issuance of subordinated debt, net of debt issuance costs	-	15,736
Net decrease in trust preferred	-	(1,035)
Issuance of treasury stock	-	(209)
Issuance of common stock in connection with rights offering, net	9,082	-
Dividends paid	(3,325)	(3,911)

Net Cash Provided by Financing Activities	190,410	241,813

	(2,159)	1,877

Cash and Cash Equivalents – Beginning	17,777	15,900

Cash and Cash Equivalents – Ending	$15,618	$17,777

Supplementary Cash Flow Information
Interest paid	$3,548	$7,103

Income taxes paid	$4,194	$2,556

Transfer of available for sale securities to held to maturity	$-	$3,806

Dividends declared not yet paid	$1,046	$978

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial and retail banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in sixteen branches located in Wayne, Onondaga, Yates, Ontario, Monroe, Seneca and Cayuga Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company owns all of the voting common shares of Lyons Capital Statutory Trust II (Trust II). Trust II was formed in 2004. The Trust was formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank owns all of the voting stock of Lyons Realty Associates Corp. (LRAC). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheets.

Basis of Presentation

The consolidated financial information included herein combines the results of operations, the assets, liabilities, and shareholders’ equity (including comprehensive income or loss) of the Company and all entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassification

Amounts in the prior year consolidated financial statements are reclassified when necessary to conform to the current year’s presentation. The effects of such reclassifications, if any, did not have a material impact on the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, actuarial assumptions associated with the Company’s benefit plans and deferred tax assets and liabilities.

Coronavirus Pandemic

In December 2019, an outbreak of coronavirus (COVID-19) began in China and has since spread to numerous other countries including the U.S. Due to the spread of the virus throughout the world, the World Health Organization declared the outbreak as a global pandemic on March 11, 2020. In the U.S. as the virus began to spread, multiple Federal and State jurisdictions, including New York, made emergency declarations and issued executive orders to limit the spread of the virus. Some of these orders included travel restrictions, business operation restrictions, limitations on public gatherings, school closures, shelter in place orders and closing non-essential businesses to the public. Since that time, some of the restrictions have been lifted and/or modified. As a result of the virus and restrictions that were placed, there have been significant adverse effects on numerous businesses including layoffs, reduced hours and furloughs of employees in the Company’s market areas. Numerous business customers and consumer customers’ ability to repay their debt obligations have been impacted. The Company experienced disruptions and/or restrictions on employees ability to work, increased demand for residential mortgages, lower demand for commercial loans, impacts on interest income and an increase in the provision for loan losses.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Coronavirus Pandemic – (Continued)

The Coronavirus Aid, Relief and Economic Security Act (CARES Act) and subsequent relief, in addition to providing financial assistance to both businesses and consumers, creates a forbearance program for federally-backed mortgage loans, protects borrowers from negative credit reporting due to loan accommodations related to the national emergency and provides financial institutions the option to temporarily suspend certain requirements under GAAP related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. Guidance from the Federal and New York State banking and regulatory agencies, concurrence of the Financial Accounting Standards Board and provisions of the CARES Act allow modifications made on a good faith basis in response to COVID-19 to borrowers who were generally current with their payments prior to any relief, to not be treated as troubled debt restructurings. The Company has worked with its customers affected by COVID-19 and accommodated a number of modifications across its loan portfolios.

The CARES Act also provided authorization to the Small Business Administration (SBA) to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program (PPP). An eligible business could apply for a PPP loan up to the greater of: (1) 2.5 times its average monthly “payroll costs”; or (2) $10.0 million. PPP loans have: (a) an interest rate of 1%, (b) a 2-5 year loan term to maturity, and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guarantees 100% of the PPP loans made to eligible borrowers. The entire principal amount of the borrower’s PPP loan, including any accrued interest, is eligible to be reduced by the loan forgiveness amount under PPP so long as the employee and compensation levels of the business are maintained and at least 60% of the loan proceeds are used for payroll expenses, with the remaining 40%, or less, of the loan proceeds used for other qualifying purchases.

The Small Business Administration (SBA), in consultation with the U.S. Treasury Department, reopened the Paycheck Protection Program (PPP) for First Draw PPP loans the week of January 11, 2021. The SBA began accepting applications for Second Draw PPP loans on January 13, 2021. At least $25 billion is being set aside for Second Draw PPP loans to eligible borrowers with a maximum of 10 employee or for loans of $250,000 or less to eligible borrowers in low or moderate-income neighborhoods. The PPP now allows certain eligible borrowers that previously received a PPP loan to apply for a Second Draw PPP loan with the same general loan terms as their First Draw PPP loan. Second Draw PPP loans can be used to help fund payroll costs, including benefits. Funds can also be used to pay for mortgage interest, rent, utilities, worker protection costs related to COVID-19, uninsured property damage costs caused by looting or vandalism during 2020, and certain supplier costs and expenses for operations. For most borrowers, the maximum loan amount of a Second Draw PPP Loan is 2.5x average monthly 2019 or 2020 payroll costs up to $2 million. For borrowers in the Accommodation and Food Services sector, the maximum loan amount for a Second Draw PPP Loan is 3.5x average monthly 2019 or 2020 payroll costs up to $2 million. A borrower is generally eligible for a Second Draw PPP loan if the borrower:

•	Previously received a First Draw PPP Loan and will or has used the full amount only for authorized uses
•	Has no more than 300 employees; and

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Coronavirus Pandemic – (Continued)

•	Can demonstrate at least a 25% reduction in gross receipts between comparable quarters in 2019 and 2020.

Second Draw PPP loans made to eligible borrowers qualify for full loan forgiveness if during the 8- to 24-week covered period following loan disbursement:

•	Employee and compensation levels are maintained in the same manner as required for the First Draw PPP loan;
•	The loan proceeds are spent on payroll costs and other eligible expenses; and
•	At least 60 percent of the proceeds are spent on payroll costs.

PPP loans have: (a) an interest rate of 1%, (b) a 5 year loan term to maturity, and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guarantees 100% of the PPP loans made to eligible borrowers. Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans.

As of January 20, 2022, the Company originated 661 loans in the amount of $50.0 million during 2021. The Company has 64 Second draw loans outstanding in the amount of $7.4 million. These loans are recorded as commercial loans on the balance sheet. The Company recorded $1.9 million of Second draw PPP fee income during 2021 and has not yet recorded any Second draw PPP fee income during 2022.

At this point, the extent to which COVID-19 may impact our future financial condition or results of operations is uncertain and not able to be estimated, however the impact could be material.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Debt securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale for liquidity purposes are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Purchase premiums and discounts are recognized in interest income using the interest method or methods that approximate the interest method over the terms of the securities. Interest and dividends on securities are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method and are recorded on the trade date.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Investment Securities – (Continued)

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. A security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. If impaired, the Company then assesses whether the unrealized loss is other-than-temporary. The assessment considers (i) whether the Company intends to sell the security prior to recovery and/or maturity, (ii) whether it is more likely than not that the Company will have to sell the security prior to recovery and/or maturity and (iii) if the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. If a debt security is deemed to be other-than-temporarily impaired, the credit loss component of an other-than-temporary impairment write-down is recorded in earnings while the remaining portion of the impairment loss is recognized, net of tax, in other comprehensive income provided that the Company does not intend to sell the underlying security and it is more likely than not that the Company would not have to sell the security prior to recovery.

The Company considers the following factors in determining whether a credit loss exists and the period over which the security is expected to recover:

·	The length of time and the extent to which the fair value has been less than the amortized cost basis;

·	The level of credit enhancement provided by the structure which includes, but is not limited to, credit subordination positions, excess spreads, overcollateralization, protective triggers;

·	Changes in the near term prospects of the issuer or underlying collateral of a security, such as changes in default rates, loss severities given default and significant changes in prepayment assumptions;

·	The level of excess cash flow generated from the underlying collateral supporting the principal and interest payments of the debt securities; and

·	Any adverse change to the credit conditions of the issuer of the security such as credit downgrades by the rating agencies.

Restricted Equity Securities

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted equity security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans

The Bank grants real estate, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by real estate loans in Wayne, Ontario, Monroe, Yates, Onondaga, Seneca and Cayuga Counties. The Company’s loan portfolio includes residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment classes. Residential real estate loans include classes for 1-4 family and home equity loans. Consumer installment loans include classes for direct and indirect loans.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans – (Continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Interest income is accrued on the unpaid principal balance. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or the allowance for loan losses if the interest income was earned in a prior period. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless subject to a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Loans Held for Sale

Generally, loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through agreements the Bank has with the Federal Home Loan Bank (FHLB) and the Federal Home Loan Mortgage Corporation (Freddie Mac). Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheets at the lower of cost or estimated fair value determined in the aggregate. Residential loans held for sale totaled $3.4 million and $7.5 million at December 31, 2021 and 2020, respectively, and are included in loans on the consolidated balance sheets.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans – (Continued)

During 2021 and 2020, the Company sold residential mortgage loans totaling $111.4 million and $154.8 million, respectively, and realized gains on these sales were $3.4 million and $5.6 million, respectively. These residential real estate loans are generally sold without recourse in accordance with standard secondary market loan sale agreements. When residential mortgage loans are sold, the Company typically retains all servicing rights, which provides the Company with a source of fee income. In connection with the sales in 2021 and 2020, the Company recorded mortgage-servicing assets of $892,000 and $1.4 million, respectively. Amortization of mortgage-servicing assets amounted to $735,000 in 2021 and $1.3 million in 2020. Net mortgage-servicing assets included in other assets in the consolidated balance sheets totaled $2.9 million and $2.7 million, net of amortization, as of December 31, 2021 and 2020, respectively.

Government-guaranteed loans which may be sold after origination are not classified as held for sale in as much as sale of such loans is largely dependent upon the extent to which gains may be realized.

During 2021 and 2020, the Company sold no commercial loans. There were no commercial loans held for sale at December 31, 2021 or 2020.

Total loans serviced for others and excluded from the consolidated balance sheets of the Company amounted to $457.3 million and $437.0 million at December 31, 2021 and 2020, respectively.

Allowance for Loan Losses

The allowance for loan losses (allowance) is established as losses are estimated to have occurred in the loan portfolio. The allowance is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Under the Paycheck Protection Program (PPP), small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. As the PPP loans are 100% guaranteed by the SBA, no allowance is attributed to these loans.

The allowance consists of general, specific and unallocated components as further described below.

General Component

The general component of the allowance is based on historical loss experience adjusted for qualitative factors stratified by the following loan classes: commercial real estate, agricultural real estate, commercial and agricultural loans, residential real estate and consumer loan segments. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan class. The historical loss factor is adjusted for the following qualitative factors: levels and trends of delinquencies, non-accruals and classified loans; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; national and local economic trends and conditions; collateral value for collateral dependent loans; concentrations of credit; and legal and regulatory environment. As a result of the COVID-19 pandemic, during the year ended December 31, 2020, the Company increased certain qualitative loan portfolio risk factors in relation to current local and national economic conditions. For the year ended December 31, 2021, within the calculated allowance, qualitative factors remain elevated in our attempt to measure the potential impact of the COVID-19 pandemic, with increased concerns from the Omicron variant.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses – (Continued)

The qualitative factors are determined based on the various risk characteristics of each loan type. Risk characteristics relevant to each loan type are as follows:

Residential real estate – The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. The majority of loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this class.

Commercial real estate – Loans in this class represent both extensions of credit for owner-occupied real estate and income-producing properties throughout the local region. The underlying cash flows of the operating commercial businesses (owner-occupied) and income properties (non-owner-occupied) can be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this class. In a majority of cases, the Company obtains rent rolls annually and continually monitors the cash flows of non-owner occupied loans commensurate with sound lending practices.

Agricultural real estate – Loans in this class represent extensions of credit for owner-occupied agricultural real estate throughout the local region. The underlying cash flows generated by the agribusinesses can be adversely impacted by adverse climate and a weakened economy, which in turn, will have an effect on the credit quality in this class. Management obtains annual tax returns and continually monitors the cash flows of these loans commensurate with sound lending practices.

Commercial and Agricultural loans – Loans in these classes are made to businesses and generally secured by the assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this class.

Consumer installment loans – Loans in this segment may be secured or unsecured and repayment is dependent on the credit quality of the individual borrower. Unemployment rates will have an effect on the credit quality in this class.

Specific Component

The specific component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial and agricultural loans, commercial real estate and agricultural real estate by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, less costs to sell, if determined to be more appropriate. An allowance is established when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses – (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

All impaired loans require appraisals and/or chattel evaluations within 180 days of impairment, unless existing evaluation is less than 24 months old and no market or physical deterioration is noted. Re-appraisals and/or re-evaluations are conducted whenever deemed appropriate, but typically performed on a 24-month cycle if repayment is predicated upon liquidation of collateral and evidence suggests collateral values may have deteriorated.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Unallocated Component

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Troubled Debt Restructurings

A modification of a loan constitutes a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the modification constitutes a concession. Loans modified in a TDR often involve temporary interest-only payments, term extensions, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, requesting additional collateral, releasing collateral for consideration, or substituting or adding a new borrower or guarantor. TDRs are measured at the present value of estimated future cash flows using the loans effective rate at inception. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

Nonaccrual loans that are restructured remain on nonaccrual status, but may move to accrual status after they have performed according to the restructured terms for a period of time of at least six months.

Section 4013 of the CARES Act and subsequent federal legislation permits the suspension of ASC 310-40 for loan modifications that are made by financial institutions in response to the COVID-19 pandemic if (1) the borrower was not more than 30 days past due as of December 31, 2019, and (2) the modifications are related to arrangements that defer or delay the payment of principal or interest, or change the interest rate on the loan. Such modifications are not considered a troubled debt restructuring and are excluded from being reported as a troubled debt restructuring.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are generally depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a useful life of thirty-nine and one half years, furniture and equipment over a useful life of three to seven years, and leasehold improvements over the lesser of the asset’s useful life or the term of the lease.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) was purchased by the Bank as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The proceeds or increases in cash surrender value of the life insurance policy results in tax-exempt income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company’s consolidated balance sheets at its current cash surrender value. Increases in BOLI’s cash surrender value are reported as noninterest income in the Company’s consolidated statements of income.

Foreclosed Real Estate

Included in other assets are real estate properties acquired through, or in lieu of, loan foreclosure. These properties are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cash basis. Any write-downs based on the asset's fair value at date of foreclosure are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell. The recorded investment in residential real estate in process of foreclosure at December 31, 2021 and 2020 was $477,000 and $418,000, respectively. There was no foreclosed real estate at December 31, 2021 or 2020.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying costs.

Servicing rights are evaluated for impairment based on the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increases to income. The fair value of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Treasury Stock

Servicing fee income, which is reported on the consolidated income statements as loan servicing fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $2.8 million and $2.8 million for the years ended December 31, 2021 and 2020. Late fees and ancillary fees related to loan servicing are not material. For the year ended December 31, 2021, the Company did not recognize any impairment on mortgage servicing rights. For the year ended December 31, 2020, the Company recognized $391,000 of impairment on mortgage servicing rights.

Treasury stock is recorded at cost. Shares are reissued on the average cost method on a first in, first out basis, except for issuance of deferred compensation shares, which are discussed in Note 11.

Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinate debentures and to hedge fixed rate assets on the consolidated balance sheets that are funded by short-term and variable liabilities. For these swap agreements, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related hedged item. The interest rate swap agreements are designated as a cash flow hedge. Therefore, the effective portion of the swap’s unrealized gain or loss was initially recorded as a component of other comprehensive income, net of tax. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income. The Company’s interest rate swap agreement matured in 2020 and it did not record any gains or losses in earnings during 2021 or 2020.

Advertising Costs

Advertising costs are expensed as incurred.

Noncontrolling Interest

Noncontrolling interest represents the portion of ownership and interest expense that is attributable to the minority owners of LRAC. The minority ownership is in the form of 8.50% cumulative preferred stock, and the dividends paid are included in noncontrolling interest as a charge against income.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, the allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Treasury shares are not deemed outstanding for earnings per share calculations. See Note 12 for earnings per share calculations.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Other comprehensive income includes unrealized gains and losses on securities held for sale, changes in the funded status of the pension plan and unrealized gains and losses on cash flow hedges.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks and federal funds sold.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Segment Reporting

The Company has evaluated the activities relating to its strategic business units, and determined that these strategic business units are similar in nature, and managed accordingly. The strategic business units are not reviewed separately to make operating decisions or assess performance. Therefore, the Company has determined it has no reportable segments.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued an Update (ASU 2020-04), Reference Rate Reform (Topic 848). The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The following optional expedients for applying the requirements of certain Topics or Industry Subtopics in the Codification are permitted for contracts that are modified because of reference rate reform and that meet certain scope guidance: (1) Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. (2) Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. (3) Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging— Embedded Derivatives. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The adoption of this guidance does not have a material impact on the Company’s consolidated results of operation or financial position.

In June 2016, the FASB issued an Update (ASU 2016-13) to its guidance on “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires credit losses on most financial assets measured at amortized cost and certain other instruments to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). Under this model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications unless reasonable expectation of a troubled debt restructuring exists) from the date of initial recognition of that instrument. The ASU also replaces the current accounting model for purchased credit impaired loans and debt securities. The allowance for credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (“PCD assets”), should be determined in a similar manner to other financial assets measured on an amortized cost basis. However, upon initial recognition, the allowance for credit losses is added to the purchase price (“gross up approach”) to determine the initial amortized cost basis. The subsequent accounting for PCD financial assets is the same expected loss model described above. Further, the ASU made certain targeted amendments to the existing impairment model for available-for-sale (AFS) debt securities. For an AFS debt security for which there is neither the intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance rather than a write-down of the amortized cost basis. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the adoption date is for fiscal years beginning after December 2020. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which aligns the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements and clarifies the scope of the guidance in the amendments in ASU 2016-13. The Company will adopt ASU 2016-13 January 1, 2023. The Company is currently evaluating the potential impact on our consolidated results of operations or financial position. The initial adjustment will not be reported in earnings and therefore will not have any material impact on our consolidated results of operations, but it is expected that it will have an impact on our consolidated financial position at the date of adoption of this Update. At this time, we have not calculated the estimated impact that this Update will have on our Allowance for Loan Losses, however, we anticipate it will have a minimal impact on the methodology process we utilize to calculate the allowance. A vendor has been selected and alternative methodologies are currently being considered. Data requirements and integrity are being reviewed and enhancements incorporated into standard processes. The Company is in the early stages of evaluation and implementation of the guidance.

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In August 2018 the FASB issued an Update (ASU No. 2018-14), “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”, that applies to all employers that sponsor defined benefit pension or other postretirement plans. The amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The following disclosure requirements were removed from Subtopic 715-20: (1) the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year; (2) the amount and timing of plan assets expected to be returned to the employer; (3) the disclosures related to the June 2001 amendments to the Japanese Welfare Pension Insurance Law; related party disclosures about the amount of future annual benefits covered by insurance and annuity contracts and significant transactions between the employer or related parties and the plan; (4) for nonpublic entities, the reconciliation of the opening balances to the closing balances of plan assets measured on a recurring basis in Level 3 of the fair value hierarchy. However, nonpublic entities will be required to disclose separately the amounts of transfers into and out of Level 3 of the fair value hierarchy and purchases of Level 3 plan assets; and (5) for public entities, the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits. The following disclosure requirements were added to Subtopic 715-20: (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendments also clarify the disclosure requirements in paragraph 715-20-50-3, which state that the following information for defined benefit pension plans should be disclosed: (1) the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets; and (2) the benefit accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. ASU No. 2018-14 is effective for fiscal years ending after December 15, 2020 for public business entities and for fiscal years ending after December 15, 2021 for all other entities. Early adoption is permitted for all entities. The adoption of this guidance did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2019, the FASB issued Accounting Standards Update (ASU) 2019-12 “Income Taxes (Topic 740)”: Simplifying the Accounting for Income Taxes, in an effort to simplify the accounting of income taxes. The ASU removes certain exceptions from the general principles of ASC 740, Income Taxes, and clarifies and simplifies several aspects of income tax accounting. The amendments provided in the ASU are part of the FASB’s broader initiative of short-term projects aimed at reducing the cost and complexity of applying accounting standards. The changes brought forth by ASU 2019-12 represent a departure from the current accounting standards, particularly for interim reporting. For public business entities, the amendments in the ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted in any interim or annual period, and an entity that elects early adoption must adopt all the amendments in the same period. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

See notes to consolidated financial statements.

Note 2 - Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. Effective March 26, 2020, the Federal Reserve reduced reserve requirement ratios on all net transaction accounts to zero percent, eliminating reserve requirements for all depository institutions. At December 31, 2021 and December 31, 2020, there were no reserves required.

Note 3 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at December 31, 2021 and 2020:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021:
Available for Sale:
United State Agencies	$153,417	$126	$(4,528)	$149,015
State and local governments	87,965	673	(715)	87,923
Corporate	14,300	193	(109)	14,384
Mortgage-backed securities	104,089	560	(972)	103,677
Total Available for Sale	$359,771	$1,552	$(6,324)	$354,999
Held to Maturity:
United State Agencies	$15,637	$-	$(221)	$15,416
State and local governments	6,968	-	-	6,968
Mortgage-backed securities	9,444	-	(176)	9,268
Total Held to Maturity	$32,049	$-	$(397)	$31,652
Restricted Equity Securities:	$4,888	$-	$-	$4,888

See notes to consolidated financial statements.

Note 3 – Investments (Continued)

	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In Thousands)	Cost	Gains	Losses	Value
December 31, 2020:
Available for Sale:
United State Agencies	$122,209	$474	$(305)	$122,378
State and local governments	71,447	1,309	(102)	72,654
Corporate	7,750	35	(8)	7,777
Mortgage-backed securities	73,553	2,321	(11)	75,863
Total Available for Sale	$274,959	$4,139	$(426)	$278,672

Held to Maturity:
State and local governments	$8,794	$-	$-	$8,794
Restricted Equity Securities:	$4,827	$-	$-	$4,827

The Company’s current policies generally limit securities investments to U.S. Government and securities of government sponsored enterprises, federal funds sold, municipal bonds, corporate debt obligations including subordinated debt of banks and certain mutual funds. In addition, the Company’s policies permit investments in mortgage-backed securities, including securities issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA, and collateralized mortgage obligations issued by these entities. At December 31, 2021, all mortgage-backed securities including collateralized mortgage obligations were securities of government sponsored enterprises, no private-label mortgage-backed securities or collateralized mortgage obligations were in the securities portfolio. The Company’s investments in state and political subdivisions securities generally are municipal obligations that are general obligations supported by the general taxing authority of the issuer, and in some cases are insured. The obligations issued by school districts are primarily supported by state aid. Primarily, these investments are issued by municipalities within New York State. Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company’s borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $3.2 million and $1.1 million at December 31, 2021, respectively, and $3.6 million and $648,000 at December 31, 2020, respectively. These securities are carried at par, which is also cost. The Company has an investment in Federal Agricultural Mortgage Corp (Farmer Mac) class A stock totaling $238,000 and $148,000 at December 31, 2021 and 2020, respectively, in order to participate in certain lending activities with Farmer Mac. The stock is actively traded on the NYSE, pays a dividend, and is reflective of current market value. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

See notes to consolidated financial statements.

Note 3 – Investments (Continued)

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management’s view of the issuer’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities during the current year.

The following table sets forth the Company’s investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unreailzed	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
December 31,2021:

United States agencies	$125,434	$(3,275)	$29,870	$(1,474)	$155,304	$(4,749)
State and Local Governments	47,188	(507)	7,701	(208)	54,889	(715)
Corporate	4,941	(109)	-	-	4,941	(109)
Mortgage-backed
securities	66,087	(1,062)	1,864	(86)	67,951	(1,148)
	$243,650	$(4,953)	$39,435	$(1,768)	$283,085	$(6,721)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
December 31,2020:

United States agencies	$34,035	$(305)	$-	$-	$34,035	$(305)
State and Local Governments	12,177	(102)	-	-	12,177	(102)
Corporate	3,492	(8)	-	-	3,492	(8)
Mortgage-backed
securities	5,367	(11)	-	-	5,367	(11)
	$55,071	$(426)	$-	$-	$55,071	$(426)

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

See notes to consolidated financial statements.

Note 3 – Investments (Continued)

There were 305 securities with unrealized losses at December 31, 2021, with a fair value of $243.7 million that were less than 12 months. There were 23 securities with unrealized losses at December 31, 2021, with a fair value of $39.4 million that were 12 months or longer. On December 31, 2020 there were 34 securities with unrealized losses, all of those securities, with a value of $55.1 million, were less than 12 months. Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating. Financial information relating to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. The Company did not consider these investment securities to be other than temporarily impaired at December 31, 2021 and 2020.

The amortized cost and fair value of debt securities at December 31, 2021, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value
Due in one year or less	$5,834	$5,858	$3,022	$3,022
Due after one year through five years	34,039	34,234	9,014	8,929
Due after five years through ten years	156,379	153,310	19,525	19,212
Due after ten years	45,130	43,537	488	489
Securities not due at a single maturity date	118,389	118,060	-	-
	$359,771	$354,999	$32,049	$31,652

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties

During 2021, the Company sold $45.6 million of securities available for sale, while in 2020 the Company sold $23.0 million. Gross losses on the sale of investments in 2021 were $592,000. Gross gains on the sale of investment securities in 2020 were $217,000. Investment securities with carrying amounts of $156.0 million and $130.2 million at December 31, 2021 and 2020, respectively, were pledged to secure deposits as required or permitted by law.

See notes to consolidated financial statements.

Note 4 – Loans

Loans consisted of the following at December 31:

	2021	2020
	(In thousands)
Real estate:
Residential:
1-4 family	$448,449	$329,452
Home equity	105,146	111,417
Commercial	289,788	252,314
Agriculture	74,747	77,609
Total mortgage loans on real estate	918,130	770,792

Commercial loans	142,745	179,515
Agriculture loans	39,721	38,974
Consumer installment loans:
Direct	29,756	22,017
Indirect	6,607	8,398
Total consumer installment loans	36,363	30,415

Total loans	$1,136,959	$1,019,696

Net unamortized loan origination (fees) costs totaled $456,000 at December 31, 2021 and $(435,000) at December 31, 2020, respectively and are included with their related loan class.

The Company has transferred a portion of its originated commercial, commercial real estate, agriculture and agriculture real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company’s accompanying consolidated balance sheets. The Company and participating lenders share ratably in cash flows and any gains or losses that may result from a borrower’s lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At December 31, 2021 and 2020, the Company was servicing loans for participants aggregating $11.5 million and $13.2 million, respectively.

Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans. The Company originated 1,177 first draw PPP loans in the amount of $116.3 million during 2020 and 661 second draw PPP loans in the amount of $50.0 million during 2021. These loans are recorded as commercial loans on the consolidated balance sheets. As of December 31, 2021, the Company had received forgiveness for 1,733 PPP loans in the amount of $156.0 million. As of December 31, 2020, the Company had received forgiveness for 669 PPP loans in the amount $60.4 million.

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

As of December 31, 2021, the Company had 103 loans in the amount of $10.2 million remaining on its balance sheet. As of December 31, 2020, the Company had 635 loans in the amount of $55.9 million remaining on its balance sheet. As of December 31, 2021, the Company had recorded $4.1 million of deferred fees as a yield adjustment to loans interest income and processing fees with a remaining fees of $571,000 to be recorded. As of December 31, 2020, the Company had recorded $2.4 million of deferred fees as a yield adjustment to loans interest income and processing fees with a remaining fees of $2.2 million to be recorded.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due.  Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements.

The following table presents past due loans by classes of the loan portfolio at December 31, 2021 and 2020:

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2021:

Commercial loans	$142,508	$53	$184	$142,745	$1,399
Commercial real estate	288,276	1,014	498	289,788	563
Agriculture loans	39,044	-	677	39,721	677
Agriculture real estate	74,390	-	357	74,747	479
Residential real estate:
1-4 family	447,288	883	278	448,449	278
Home equity	104,799	301	46	105,146	46
Consumer installment loans:
Direct	29,740	16	-	29,756	-
Indirect	6,607	-	-	6,607	52
Total	$1,132,652	$2,267	$2,040	$1,136,959	$3,494

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2020:

Commercial loans	$178,834	$360	$321	$179,515	$554
Commercial real estate	251,128	1,111	75	252,314	75
Agriculture loans	38,251	-	723	38,974	842
Agriculture real estate	77,074	535	-	77,609	735
Residential real estate:
1-4 family	328,086	939	427	329,452	824
Home equity	111,094	83	240	111,417	233
Consumer installment loans:
Direct	21,988	29	-	22,017	-
Indirect	8,352	46	-	8,398	65
Total	$1,014,807	$3,103	$1,786	$1,019,696	$3,328

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

At December 31, 2021, there were no loans over 90 days’ delinquent and still accruing interest. At December 31, 2020, there was one home equity loan in the amount of $108,000 over 90 days’ delinquent and still accruing interest.

Activity in the allowance for loan losses for the years ended December 31, 2021 and 2020 follows:

(In thousands)
2021	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Beginning balance	$4,848	$5,571	$1,201	$970	$4,275	$517	$-	$17,382
Provisions for loan losses	(233)	(207)	350	201	1,155	74	-	1,340
Recoveries of loans previously charged off	3	-	3	-	3	96	-	105
Loans charged off	(330)	-	-	-	-	(153)	-	(483)
Ending balance	$4,288	$5,364	$1,554	$1,171	$5,433	$534	$-	$18,344
2020
Beginning balance	$2,773	$3,630	$943	$565	$2,206	$555	$883	$11,555
Provisions for loan losses	2,138	1,966	258	405	2,185	189	(883)	6,258
Recoveries of loans previously charged off	64	-	-	-	12	63	-	139
Loans charged off	(127)	(25)	-	-	(128)	(290)	-	(570)
Ending balance	$4,848	$5,571	$1,201	$970	$4,275	$517	$-	$17,382

The allocation of the allowance for loan losses by loan class is as follows at December 31, 2021 and 2020:

(In thousands)

December 31, 2021	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$-	$-	$350	$-	$-	$-	$-	$350
Amount of allowance for loan losses on loans collectively evaluated for impairment	4,288	5,364	1,204	1,171	5,433	534	-	17,994
Total allowance for loan losses	$4,288	$5,364	$1,554	$1,171	$5,433	$534	$-	$18,344
Loans individually evaluated for impairment	$1,399	$563	$677	$479	$-	$-	$-	$3,118
Loans collectively evaluated for impairment	141,346	289,225	39,044	74,268	553,595	36,363	-	1,133,841
Total Loans	$142,745	$289,788	$39,721	$74,747	$553,595	$36,363	$-	$1,136,959

December 31, 2020	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$300	$-	$350	$25	$-	$-	$-	$675
Amount of allowance for loan losses on loans collectively evaluated for impairment	4,548	5,571	851	945	4,275	517	-	16,707
Total allowance for loan losses	$4,848	$5,571	$1,201	$970	$4,275	$517	$-	$17,382
Loans individually evaluated for impairment	$553	$75	$841	$736	$-	$-	$-	$2,205
Loans collectively evaluated for impairment	178,962	252,239	38,133	76,873	440,869	30,415	-	1,017,491
Total Loans	$179,515	$252,314	$38,974	$77,609	$440,869	$30,415	$-	$1,019,696

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated substandard or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral values or present value of expected future cash flows discounted at the original effective interest rate of each loan.  For commercial loans, commercial mortgage loans, agricultural mortgages and agricultural loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status, and management’s judgment of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average net losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values.  While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

The following table summarizes information regarding impaired loans by loan portfolio class as of December 31, 2021 and 2020:

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Cash Basis Income Recognized
December 31, 2021
With no related allowance recorded:
Commercial loans	$1,399	$328	$-	$545	$-
Commercial real estate	563	110	-	355	-
Agricultural loans	9	-	-	80	-
Agricultural real estate	479	-	-	528	-
Total	$2,450	$438	$-	$1,508	$-
With an allowance recorded:
Commercial Loans	$-	$1,182	$-	$774	$-
Commercial real estate	-	459	-	-	-
Agricultural loans	668	713	350	687	-
Agricultural real estate	-	571	-	102	-
Total	$668	$2,925	$350	$1,563	$-
Summary:
Commercial loans	$1,399	$1,510	$-	$1,319	$-
Commercial real estate	563	569	-	355	-
Agricultural loans	677	713	350	767	-
Agricultural real estate	479	571	-	630	-
Total	$3,118	$3,363	$350	$3,071	$-

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Cash Basis Income Recognized
December 31, 2020
With no related allowance recorded:
Commercial loans	$196	$240	$-	$468	$-
Commercial real estate	75	75	-	72	-
Agricultural loans	118	121	-	129	-
Agricultural real estate	225	234	-	291	-
Total	$614	$670	$-	$960	$-
With an allowance recorded:
Commercial Loans	$358	$841	$300	$646	$-
Commercial real estate	-	-	-	42	-
Agricultural loans	723	738	350	723	-
Agricultural real estate	510	583	25	390	-
Total	$1,591	$2,162	$675	$1,801	$-
Summary:
Commercial loans	$553	$1,081	$300	$1,114	$-
Commercial real estate	75	75	-	114	-
Agricultural loans	841	859	350	852	-
Agricultural real estate	736	817	25	681	-
Total	$2,205	$2,832	$675	$2,761	$-

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

As of December 31, 2021 and 2020, the Company has a recorded investment in troubled debt restructurings of $6.1 million and $2.1 million, respectively. The Company has allocated $350,000 and $650,000 of specific allowance for those loans at December 31, 2021 and 2020 respectively.

The modifications of the terms of such commercial loans, agriculture loans, commercial real estate loans and residential real estate loans performed during the year ended December 31, 2021 included an extension of the maturity date, interest rate reduction, payment deferrals, loan increase and additional collateral. The modification of the terms of such commercial loans, agriculture loan and commercial real estate loan performed during December 31, 2020 included an extension of the maturity date.

December 31, 2021	(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial		4	$1,039	$973
Agriculture		1	500	480
Commercial Real Estate		3	4,089	4,449
Residential Real Estate		1	191	203
Total		9	$5,819	$6,105

The troubled debt restructurings described above did not increase the allowance for loan losses and did not result in charge-offs during the year ended December 31, 2021.

December 31, 2021	(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial		4	$1,039	$973
Agriculture		1	500	480
Commercial Real Estate		3	4,089	4,449
Residential Real Estate		1	191	203
Total		9	$5,819	$6,105

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in charge-offs during the year ended December 31, 2020.

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within the first twelve months following the modification during the years ended December 31, 2021 and 2020:

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
December 31, 2021
Agriculture:	1	$480
Total	1	$480

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in additional charge-offs during the year ended December 31, 2021.

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
December 31, 2020
Agriculture:	1	$496
Total	1	$496

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in additional charge-offs during the year ended December 31, 2020.

A loan is considered to be in payment default once it is 15 days contractually past due under the modified terms.

Additionally, the Company is working with borrowers impacted by COVID-19 and providing modifications to include principal and interest deferral. These modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. As of December 31, 2021, the Company does not have any remaining loan modifications. As of December 31, 2020, the Company has remaining loan modifications of 9 commercial loans with outstanding balances of $3.2 million, no agriculture loans, 6 residential mortgage loans with outstanding balances of $713,000 and 3 consumer loans with outstanding balances of $21,000.

Credit Quality

The Company utilizes a ten grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated “1” through “6” are considered “pass” rated loans with low to average risk.

See notes to consolidated financial statements.

Note 4 – Loans (Continued)

Loans rated a “7” are considered “special mention”. These loans have potential weaknesses that deserve management’s close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company’s position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. These assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated an “8” are considered “substandard”. Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated a “9” are considered “doubtful”. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at December 31, 2021 or 2020.

Loans rated a “10” are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at December 31, 2021 or 2020.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, commercial real estate, agriculture and agriculture real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these classes. Management uses the results of these reviews as part of its annual review process.

See notes to consolidated financial statements.

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of December 31, 2021 and 2020:

Note 4 – Loans (Continued)

(In thousands)

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2021
Grade:
Pass	$137,622	$278,391	$38,459	$72,413	$526,885
Special Mention	3,171	3,973	585	406	8,135
Substandard	1,952	7,424	677	1,928	11,981

Total	$142,745	$289,788	$39,721	$74,747	$547,001

December 31, 2020
Grade:
Pass	$171,943	$246,207	$37,365	$75,118	$530,633
Special Mention	690	2,441	783	320	4,234
Substandard	6,882	3,666	826	2,171	13,545

Total	$179,515	$252,314	$38,974	$77,609	$548,412

Loans within the residential real estate and consumer portfolios do not have an internal loan rating system. Instead, they are monitored for past due status. If a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

The following table presents the classes of the residential real estate and consumer loan portfolios summarized by performing or nonaccrual as of December 31, 2021 and 2020:

(In thousands)

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2021
Performing	$448,171	$105,100	$29,756	$6,555	$589,582
Nonaccrual	278	46	-	52	376

Total	$448,449	$105,146	$29,756	$6,607	$589,958

December 31, 2020
Performing	$328,628	$111,184	$22,017	$8,333	$470,162
Nonaccrual	824	233	-	65	1,122

Total	$329,452	$111,417	$22,017	$8,398	$471,284

See notes to consolidated financial statements.

Note 5 - Land, Premises and Equipment

Land, premises and equipment, net consist of the following at December 31, 2021 and 2020:

	2021	2020
	(In thousands)
Land	$5,875	$5,875
Building	22,847	23,139
Furniture and equipment	9,763	9,092
Leasehold improvements	3,055	3,055
Construction in progress	12	-
	41,552	41,161
Less: Accumulated depreciation	(14,853)	(13,457)
	$26,699	$27,704

Depreciation and amortization expense in 2021 and 2020 are included in noninterest expense as follows:

	2021	2020
	(In thousands)
Building	$586	$508
Furniture and equipment	713	676
Leasehold improvements	119	146
	$1,418	$1,330

At December 31, 2021, the Bank leased out space under non-cancelable operating leases. Future minimum rental payments to be received by the Company under these leases are as follows:

Years Ending December 31,	(In thousands)
2022	$14
2023	-
2024	-
2025	-
2026	-
Thereafter	-
$14

Rental income under the operating leases totaled $96,000 and $94,000 in 2021 and 2020, respectively.

See notes to consolidated financial statements.

Note 6 - Deposits

Certificates of deposit in denominations of $250,000 and over were $67.6 million and $81.8 million at December 31, 2021 and 2020, respectively.

At December 31, 2021, scheduled maturities of time deposits are as follows:

Years Ending December 31,	(In thousands)
2022	$168,797
2023	18,035
2024	1,941
2025	398
2026	1,368
$190,539

Included within certificates of deposits in December 31, 2021 and 2020 were $5.0 million and $10.0 million in brokered certificates of deposits.

Note 7 - Borrowings

Borrowings consist of overnight advances with the Federal Home Loan Bank. At December 31, 2021 and 2020, there were no overnight advances outstanding. The table below details additional information related to overnight advances for the years ended December 31, 2021 and 2020:

	2021	2020
	(Dollars in thousands)
Maximum outstanding balance	$-	$25,000
Average outstanding balance	$-	$4,005
Interest expense	$-	$35
Weighted average interest rate during the year	0.00%	1.75%
Weighted average interest rate at end of year	0.00%	0.00%

There was no long-term debt at December 31, 2021 and 2020.

As a member of the FHLB, the Bank can use certain otherwise unencumbered mortgage-related assets to secure borrowings from the FHLB. At December 31, 2021, total unencumbered mortgage-related loans were $244.0 million. At December 31, 2020, total unencumbered mortgage-related loans were $162.9 million. Additional assets may also qualify as collateral for FHLB advances.

The Company, through the Bank, can use certain otherwise unencumbered collateral to secure borrowings at the Federal Reserve Bank. At December 31, 2021, total unencumbered collateral in the form of home equity loans and other consumer loans was $46.5 million. At December 31, 2020, total otherwise unencumbered collateral in the form of home equity loans and other consumer loans was $42.3 million.

See notes to consolidated financial statements.

Note 7 – Borrowings (Continued)

The Company, through the Bank, had available unsecured line of credit agreements with correspondent banks permitting borrowings to a maximum of $40.0 million at December 31, 2021 and December 31, 2020. There were no outstanding advances against those lines at December 31, 2021 or 2020.

From time to time, the Bank enters into interest rate swap contracts with counterparties for the purpose of limiting the interest rate risk related to variable rate funding costs for overnight advances used to fund long-term fixed rate assets, including loans made to certain of the Bank’s customers.

In May 2018, the Bank entered into an interest rate swap agreement with a counterparty under which the Bank paid a fixed rate of 2.765% and received a variable rate (which resets quarterly) equal to 3-month LIBOR Flat. The derivative and hedging accounting guidance required the Bank to recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with this guidance, the Bank designated this interest rate swap as a cash flow hedge. If certain hedging criteria specified in derivatives and hedge accounting guidance were met, including testing for hedge effectiveness, hedge accounting could have been applied. The hedge effectiveness assessment methodologies for similar hedges are performed in a similar manner and are used consistently throughout the hedging relationships. The Bank determined that the entire amount of the interest rate swap contract described above was an effective cash flow hedging instrument.

The agreement had a notional amount of $10,000,000.  This interest rate swap matured on May 14, 2020.

Note 8 - Subordinated Debentures

Junior Subordinated Debentures

On June 27, 2003, the Company issued $1.035 million in junior subordinated debentures due June 27, 2033, to Trust I. The Company owns all of the $35,000 in common equity of Trust I and the debentures are the sole asset of Trust I. Trust I issued $1.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.75%. In October 2020, Trust I was dissolved and the $1.0 million of floating-rate trust capital securities were exchanged for $1.0 million as part of the Lyons Bancorp subordinate debt offering.

On August 23, 2004, the Company issued $5,155 million in junior subordinated debentures due August 23, 2034, to Trust II. The Company owns all of the $155,000 in common equity of Trust II and the debentures are the sole asset of Trust II. Trust II issued $5.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.65%. The coupon rate was 2.81% at December 31, 2021 and 2.86% at December 31, 2020. The securities are callable by the Company subject to any required regulatory approval, at par.

The Company unconditionally guarantees the Trust II capital securities. The terms of the junior subordinated debentures and the common equity of Trust II mirror the terms of the trust capital securities issued by Trust II. The Company used the net proceeds from this offering to fund an additional $5.0 million capital investment in the Bank to fund its operations and future growth.

See notes to consolidated financial statements.

Note 8 - Subordinated Debentures (Continued)

The accounts of Trust I and Trust II are not included in the consolidated financial statements of the Company. However, for regulatory purposes, the trust capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2021 and 2020, $5.0 million in trust capital securities qualified as Tier I capital, respectively.

Subordinated Debenture Offering

In October 28, 2020, Lyons Bancorp, Inc. successfully completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The Notes are dated October 23, 2020, and mature on December 31, 2027. The interest rate on the Notes is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the Notes, in whole or in part, any time on or after December 31, 2025. The Company intends to use the proceeds from the sale of the Notes for general corporate purposes, to provide capital to support organic growth of the Bank, and to fund possible acquisitions. The net proceeds of the sale, after deducting estimated offering expenses, were $15.7 million.

The sale of the Notes was made in a private placement to accredited investors under the exemption from registration provided under Securities and Exchange Commission Rule 506. The Notes are not registered under the Securities Act of 1933, as amended ("Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For regulatory purposes, the subordinated promissory notes capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2021 and December 31, 2020, $15.7 million in subordinated promissory notes capital securities qualified as Tier I capital, respectively.

Note 9 - Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2021	2020
	(In thousands)
Current Tax Provision
Federal	$4,443	$4,279
State	753	586
Total current tax provision	5,196	4,865

Deferred tax (benefit)
Federal	(1,017)	(2,161)
State	(370)	(492)
Total deferred tax (benefit)	(1,387)	(2,653)
	$3,809	$2,212

See notes to consolidated financial statements.

Note 9 - Income Taxes (Continued)

Income tax expense differed from the statutory federal income tax rate for the years ended December 31 as follows:

	2021	2020
Statutory federal tax rate	21.0%	21.0%
Increase (decrease) resulting from:
Tax-exempt interest income	(1.2)	(1.6)
Non-taxable earnings on bank-owned life insurance	(0.4)	(0.6)
Disallowed interest expense	0.0	0.1
State taxes	1.2	(0.2)
Other, net	(0.9)	(0.9)
Effective tax rate	19.7%	17.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company’s net deferred tax assets at December 31, included in other assets in the accompanying consolidated balance sheets, are as follows:

	2021	2020
	(In thousands)
Deferred tax assets
Allowance for loan losses	$4,810	$4,455
Net unrealized gain on available for sale securities	1,193	-
Compensation and benefits	2,699	2,374
Net unrealized loss on available for sale securities	-	-
Prepaid pension	1,186	795
Other	1,172	542
Total deferred tax assets	$11,060	$8,166

Deferred tax liabilities:
Net unrealized gain on available for sale securities	$-	$928
Depreciation	842	769
Other	943	628
Total deferred tax liabilities	$1,785	$2,325
Net deferred tax assets	$9,275	$5,841

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

See notes to consolidated financial statements.

Note 10 - Stockholders’ Equity

Preferred Stock – The Company is authorized to issue 5,000 shares of preferred stock having a par value of $0.50 per share and a stated value of $1,000 per share. The board of directors is authorized to issue these shares of preferred stock without stockholder approval in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference, and other rights, privileges, and restrictions.

The Company has offered a private placement of 5,000 shares, par value of $0.50 per share, Series A Non-Cumulative Convertible Preferred Stock at $1,000 per share. The preferred stock is convertible, at any time, into shares of common stock, par value $0.50 per share, at the option of the holder.

Upon a deemed liquidation event of Lyons Bancorp, the holders of the preferred shares are entitled to receive a liquidation distribution of $1,000 per share plus any declared and unpaid dividends, before any distribution of assets to holders of common stock. Dividends will be paid quarterly, if declared by the board of directors, at a rate per annum equal to 5%. As of December 31, 2021 and 2020, all 5,000 shares, par value $0.50 per share, of the authorized preferred stock have been issued and are outstanding.

Common Stock – The holders of the Company’s common stock are entitled to receive dividends, if any, the board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of preferred stock that the Company may issue in the future. The holders of the Company’s common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

On September 17, 2021, Lyons Bancorp, Inc. successfully completed a $9.4 million common stock offering to its current common and preferred shareholders in the form of a Rights Offering. The Company sold 237,274 shares of common stock. Each shareholder was entitled to one subscription right for each 13 common shares and for each 13 shares of common stock underlying the Company’s Series “A” convertible preferred stock held as of the close of business on August 2, 2021. The Company offered the shares at $39.50 per share, a 6% discount from the trading price of Lyons Bancorp, Inc. common stock (stock symbol LYBC), as of the record date. The Company plans to use the proceeds from the stock sale to continue its growth in markets it currently serves and to expand into additional markets in the Finger Lakes area. The net proceeds of the offering, after deducting offering expenses of $291,153, totaled $9.1 million.

The common stock and treasury stock of the Company at December 31, 2021 and 2020 are as follows:

	2021	2020
Common stock, authorized shares, $0.50 par value	7,500,000	7,500,000

Issued shares	3,435,934	3,198,660
Less: treasury stock shares	(16,961)	(25,322)
Outstanding shares	3,418,973	3,173,338

See notes to consolidated financial statements.

Note 10 - Stockholders’ Equity – (Continued)

The amounts of income tax expense (benefit) allocated to each component of other comprehensive income (loss) are as follows for the Years Ended December 31, 2021 and 2020:

	2021	2020
	(in thousands)
Securities available for sale:
Net unrealized (losses) during the year	$(2,269)	$1,064
Reclassification adjustment for losses (gains) included in income	148	(54)
Pension and Postretirement benefit:
Amortization of Prior service credit	(0)	(1)
Amortization of net loss	76	65
Net Actuarial loss	(6)	(351)
Cash Flow Hedge:
Gains (losses) on the effective portion of cash flow hedge	-	79
Reclassification adjustment for losses included in income	4	9

Tax expense	$(2,048)	$811

Reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2021 and 2020 are as follows:

Details About Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item In The Statement Where Net Income is Presented
	2021	2020
	(in thousands)
Unrealized Gains and Losses on avaliable for sale securities (before tax)	$(592)	$217	Net realized gain/(loss) from sales of securities
Tax (Expense) Benefit	148	(54)	Income tax expense
Net of Tax	(444)	163

Amortization of Unrealized losses on securities transferred to maturity	0	0
Tax Benefit	0	0
Net of Tax	0	0

Amortization of Pension and postretirement benefit plan items
Prior service credit	2	4
Net Losses	(305)	(263)
	(303)	(259)	Pensions and benefits expense
Tax Benefit	75	65	Income tax expense
Net of Tax	(228)	(194)

Gains and losses on Cash flow hedge (before tax)	(15)	(37)	Interest expense - borrowings
Tax Benefit	4	9	Income tax expense
Net of Tax	(11)	(28)

Total Reclassification for the year, net of tax	$(683)	$(59)

See notes to consolidated financial statements.

Note 10 - Stockholders’ Equity (Continued)

The balances and changes in the components of accumulated other comprehensive loss, net of tax, are as follows:

(In thousands)	Unrealized gains (losses) on securities available for sale and restricted equity securities	Pension and postretire-ment benefits	Unrealized losses on cash flow hedge	Total
Balance – January 1, 2020	$(246)	$(3,411)	$(52)	$(3,709)
Other comprehensive income (loss) before reclassifications	3,193	(824)	6	2,375
Amounts reclassified from accumulated other comprehensive income	(163)	194	28	59
Other comprehensive income (loss) for 2020	3,030	(630)	34	2,434
Cumulative effect of change in measurement of equity securities	-	-	-	-
Balance – December 31, 2020	$2,784	$(4,041)	$(18)	$(1,275)

Other comprehensive income (loss) before reclassifications	$(6,808)	$(16)	$-	$(6,824)
Amounts reclassified from accumulated other comprehensive income	444	228	11	683
Other comprehensive income (loss) for 2021	(6,364)	212	11	(6,141)
Reclassification of stranded tax effect	-	-	-	-
Balance – December 31, 2021	$(3,580)	$(3,829)	$(7)	$(7,415)

Note 11 - Pension and Postretirement Benefit Plans

The Company participates in the New York State Bankers Retirement System (the “System”), a non-contributory defined benefit pension plan (the “Pension Plan”) covering substantially all employees. The benefits are based on years of service and the employee’s highest average compensation during five consecutive years of employment.

The Company also maintains an unfunded postretirement health insurance plan (the “Healthcare Plan”) for certain employees meeting eligibility requirements.

The Company engages independent, external actuaries to compute the amounts of liabilities and expense relating to these plans, subject to the assumptions that the Company selects. The benefit obligation for these plans represents the liability of the Company for current and retired employees, and is affected primarily by the following: service cost (benefits attributed to employee service during the period); interest cost (interest on the liability due to the passage of time); actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and benefits paid to participants.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The following table provides a reconciliation of the changes in the Pension Plan’s benefit obligations and fair value of assets and the accumulated benefit obligation for the Healthcare Plan for the years ending December 31, 2021 and 2020:

	Pension Plan		Healthcare Plan
	2021	2020	2021	2020
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$26,400	$20,612	$426	$407
Service cost	2,002	1,567	8	7
Interest cost	736	725	18	21
Actuarial loss	215	4,059	42	25
Expected expenses	(208)	(141)	-	-
Benefits paid “expected”	(624)	(422)	(36)	(34)
Benefit obligation at end of year	28,521	26,400	458	426

Change in plan assets:
Fair value of plan assets at beginning of year	$23,171	$19,599	-	-
Actual return on plan assets	1,457	4,163	-	-
Employer contribution	-	-	36	34
Actual expenses paid	(215)	(148)	-	-
Benefits paid	(645)	(443)	(36)	(34)
Fair value of plan assets at end of year	23,768	23,171	-	-
Unfunded status recognized	$(4,753)	$(3,229)	$(458)	$(426)

Accumulated benefit obligation	$23,018	$21,557	$(687)	$(712)

The unfunded status of the Pension and Healthcare Plans as of December 31, 2021 and 2020 has been recognized in other liabilities in the consolidated balance sheets.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The components of net periodic benefit cost and other comprehensive income are as follows:

	Pension Plan		Healthcare Plan
	2021	2020	2021	2020
	(In thousands)
Components of net periodic benefit cost:
Service cost	$2,002	$1,567	$8	$7
Interest cost	736	725	18	21
Expected return on plan assets	(1,200)	(1,158)	-	-
Amortization of prior service cost (credits)	-	-	(2)	(4)
Amortization of net loss	261	234	44	29
Net periodic benefit cost	$1,799	$1,368	$68	$53

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net (gain) loss	$(15)	$1,081	$37	$95
Recognized actuarial loss	(261)	(234)	(44)	$(29)
Recognized prior service credit	-	-	2	4
Recognized in other comprehensive income	(276)	847	(5)	70
Total recognized in net periodic benefit cost and other
comprehensive income	$1,523	$2,215	$63	$123

The following table presents the components of accumulated other comprehensive loss, net of taxes, as of December 31:

	Pension Plan		Healthcare Plan
	2021	2020	2021	2020
	(In thousands)
Prior service credit	$-	$-	$-	$(1)
Other	-	-	(27)	(64)
Net actuarial loss	3,684	3,891	172	215
	$3,684	$3,891	$145	$150

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic cost during 2022 are as follows:

	Pension Plan	Healthcare Plan	Total
	(In thousands)
Prior service credit	$-	$(2)	$(2)
Net actuarial loss	214	41	255
Total	$214	$39	$253

Weighted-average assumptions used in accounting for the plans were as follows:

	Pension Plan		Healthcare Plan
	2021	2020	2021	2020
Discount rates:
Benefit cost for Plan Year	2.82%	3.57%	2.39%	3.13%
Benefit obligation at end of Plan Year	3.03%	2.82%	2.74%	2.39%
Expected long-term return on plan assets	5.25%	5.25%	N/A	N/A
Rate of compensation increase:
Benefit cost for Plan Year	3.00%	3.00%	N/A	N/A
Benefit obligation at end of Plan Year	3.00%	3.00%	N/A	N/A

The assumed health care cost trend rate used in the postretirement health care plan at December 31, 2021 was 4.00%. Assumed health care trend rates may have a significant effect on the amounts reported for this plan. A 1% increase in the trend rate would increase the periodic benefit cost by $4,000 and increase the accumulated postretirement benefit obligation by $91,000.

The discount rate used for each period was based upon the rates of return on high-quality fixed income investments. The objective of using this approach is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay benefits when they became due. The discount rates are evaluated at each measurement date to give effect to changes in the general level of interest rates.

The Company utilizes Total Data Set Employee/Retiree Sex-distinct Mortality Tables with Contingent Survivor Tables for current beneficiaries (Pri-2012), with full generational projection using Scale MP-2021. The change in projection scale from MP-2020 to MP-2021 increased the projected benefit obligation by $134,000.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The Company’s funding policy is to contribute, at a minimum, an actuarially determined amount that will satisfy the minimum funding requirements determined under the appropriate sections of the Internal Revenue Code. The Company made no contribution in 2021 and no contribution in 2020.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

	Pension Plan	Healthcare Plan
Years Ending December 31,	(In thousands)
2022	$595	$36
2023	637	35
2024	773	35
2025	876	44
2026	934	44
2027-2031	6,250	213
Total	$10,065	$407

The fair value of the Company’s pension plan assets at December 31, 2021 and 2020 by asset category are as follows:

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

(In thousands)
December 31, 2021
Cash equivalent:
Foreign currencies	$-	$-	$-	$-
Short tern investment funds	-	-	-	-
Total cash equivalents	-	-	-	-

Equity Securitties:
Common stock	-	-	-	-
Depository receipts	-	-	-	-
Commingled pension trust funds	-	-	-	-
Preferred stock	-	-	-	-
Total equity securities	-	-	-	-

Fixed income securites
Collateralized mortgage obligations	-	-	-	-
Commingled pension trust fund	-	-	-	-
Corporate bonds	-	-	-	-
Government National Mortgage Association II	-	-	-	-
Government Issues	-	-	-	-
Other securities	-	-	-	-
Total fixed income securities	-	-	-	-

Other financial instruments
Commingled pension financial instruments	-	-	-	-
Total other financial instruments	-	-	-	-
Subtotal:	-	-	-	-
Investments valued using Net Asset Value	23,768
Total	$23,768

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

	(In thousands)
December 31, 2020
Cash equivalent:
Foreign currencies	$1	$1	$-	$-
Short tern investment funds	-	-	-	-
Total cash equivalents	1	1	-	-

Equity Securitties:
Common stock	-	-	-	-
Depository receipts	-	-	-	-
Commingled pension trust funds	-	-	-	-
Preferred stock	-	-	-	-
Total equity securities	-	-	-	-

Fixed income securites
Collateralized mortgage obligations	-	-	-	-
Commingled pension trust fund	-	-	-	-
Corporate bonds	1	-	1	-
Government National Mortgage Association II	-	-	-	-
Government Issues	-	-	-	-
Other securities	-	-	-	-
Total fixed income securities	1	-	1	-

Other financial instruments
Commingled pension financial instruments	-	-	-	-
Total other financial instruments	-	-	-	-
Subtotal:	2	1	1	-
Investments valued using Net Asset Value	23,169
Total	$23,171

At December 31, 2021 and 2020, the portfolio was substantially managed by one investment firm who controlled approximately 100% and 99%, respectively, of the System’s assets. In addition, as of December 31, 2021 and 2020, approximately $0 and $284,000, respectively, of Pension Plan monies had not yet been allocated to an investment manager.

At December 31, 2021 and 2020, the System had an investment concentration of approximately 100% and 99% respectively, of its total portfolio in the JPMCD LDI Diversified Balanced Fund, a commingled pension trust fund.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

·	Level 1—Quoted prices in active markets for identical assets or liabilities.

·	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Fund is valued utilizing the valuation policies set forth by a JP Morgan’s asset management committee. Underlying investments for which market quotations are readily available are valued at their market value. Underlying investments for which market quotations are not readily available are fair valued by approved affiliated and/or unaffiliated pricing vendors, third-party broker-deals or methodologies as approved by the asset management committee. Fixed income instruments are valued based on prices received from approved affiliated and unaffiliated pricing vendors or third party broker-dealers (collectively referred to as “Pricing Services”). The Pricing Services use multiple valuation techniques to determine the valuation of fixed income instruments. In instances where sufficient market activity exists, the Pricing services may utilize a market-based approach through which trades or quotes from market makers are used to determine the valuation of these instruments. In instances where sufficient market activity may not exist, the Pricing Services also utilize proprietary valuation models which may consider market transactions in comparable securities and the various relationships between securities in determining fair value and/or market characteristics in order to estimate the relevant cash flows, which are then discounted to calculate the fair values. Equities and other exchange-traded instruments are valued at the last sales price or official market closing price on the primary exchange on which the instrument is traded before the net asset values (“NAV”) of the Funds are calculated on a valuation date. Futures contracts are generally valued on the basis of available market quotations. Forward foreign currency exchange contracts are valued utilizing market quotations from approved Pricing Services. The Fund invests in the Commingled Pension Trust Fund (“Strategic Property Fund”) of JPMorgan Chase Bank, N.A. (the “SPF”), which holds significant amounts of investments which have been fair valued at December 31, 2021 and 2020.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

During the years ended December 31, 2021 and 2020, there were no changes in valuation methodologies and no transfers in or out of levels 1, 2 or 3.

The Pension Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Pension Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The New York Bankers Retirement System (“System”) overall investment strategy is to invest in a diversified portfolio while managing the variability between the assets and projected liabilities of underfunded pension plans. The System’s Board Members approved a migration (the “Migration”) of substantially all of the System’s assets to one fund, Commingled Pensions Trust Fund (LDI Diversified Balanced) of JPMorgan Chase Bank, N.A. (“JPMCB LDI Diversified Balanced Fund” or the “Fund”). The Board made the election in their December 2018 meeting and the Migration had an effective trade date of February 28, 2019. The Fund employs a liability driven investing (“LDI”) strategy for pension plans that are seeking a solution that is balanced between growth and hedging. The Bloomberg Barclays Long A U.S. Corporate Index, the Fund’s primary liability-performance benchmark, is used as a proxy for plan projected liabilities. The growth-oriented portion of the Fund invests in a mix of asset classes that the Fund’s Trustee believes will collectively maximize total risk-adjusted return through a combination of capital appreciation and income. This portion of the Fund will comprise between 35% and 90% of the portfolio and will invest directly or indirectly via underlying funds in a broad mix of global equity, credit, global fixed income, real estate and cash-plus strategies. The remaining portion of the Fund, between 10% and 65% of the portfolio, provides exposure to U.S. long duration fixed income and is used to minimize volatility relative to a plan’s projected liabilities. This portion of the Fund will invest directly or indirectly via underlying funds in investment grade corporate bonds and securities issued by the U.S. Treasury and its agencies or instrumentalities.

Prior to the Migration, the System’s overall investment strategy was to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The Board made the election in their December 2018 meeting and the Migration had an effective trade date of February 28, 2019. The Fund employs a liability driven investing (“LDI”) strategy for pension plans that are seeking a solution that is balanced between growth and hedging. The Bloomberg Barclays Long A U.S. Corporate Index, the Fund’s primary liability-performance benchmark, is used as a proxy for plan projected liabilities. The growth-oriented portion of the Fund invests in a mix of asset classes that the Fund’s Trustee believes will collectively maximize total risk-adjusted return through a combination of capital appreciation and income. This portion of the Fund will comprise between 35% and 90% of the portfolio and will invest directly or indirectly via underlying funds in a broad mix of global equity, credit, global fixed income, real estate and cash-plus strategies. The remaining portion of the Fund, between 10% and 65% of the portfolio, provides exposure to U.S. long duration fixed income and is used to minimize volatility relative to a plan’s projected liabilities. This portion of the Fund will invest directly or indirectly via underlying funds in investment grade corporate bonds and securities issued by the U.S. Treasury and its agencies or instrumentalities.

See notes to consolidated financial statements.

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The target allocation for 2021 and actual allocation of plan assets as of December 31, 2021 and 2020 are as follows:

		% of Plan Assets at December 31,
Asset Category	Target Allocation 2021	2021	2020
Cash equivalents	0%	0.0%	0.0%
Equity securities	30%	35.7%	31.6%
Fixed income securities	15%	35.0%	62.6%
Other financial instruments	55%	29.4%	5.8%

Defined Contribution Plan

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $586,000 and $558,000 under these provisions during 2021 and 2020, respectively.

Supplemental Employee Retirement Plans

The Company maintains supplemental employee retirement plans (the “SERP”) for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Company will make payments to plan participants. The unfunded status of the SERP at December 31, 2021 and 2020 was $7.4 million and $6.6 million, respectively, and is recorded in other liabilities in the consolidated balance sheets. Compensation expense related to the SERP was $793,000 and $1.1 million for the years ended December 31, 2021 and 2020.

Deferred Compensation Plans

The Company’s deferred compensation plans require a vesting period of three years from the original date the executive enters the plan. Awarded shares from the plan are restricted from being sold until employment is terminated.

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of the shares from treasury is the average daily closing price of the stock for each day within the past quarter. Total deferred compensation shares were 158,448 and 159,830 at December 31, 2021 and 2020 respectively. Total shares awarded were 8,345 and 8,712 for 2021 and 2020, respectively. Compensation expense is recognized over the vesting period, and is based upon the total amount of the value of the shares awarded to each executive. Compensation expense related to the plan was approximately $258,000 and $228,000 for the years ended December 31, 2021 and 2020, respectively.

See notes to consolidated financial statements.

Note 12 - Earnings Per Share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the years ended December 31:

	2021	2020

	(In thousands, except per share data)
Net Income attributable to Lyons Bancorp, Inc.	$15,524	$10,268
Adjustments for dilutive potential common shares	-	-
Preferred stock dividends	250	250
Net income available for diluted common shares	$15,274	$10,018

Weighted average common shares used to calculate basic EPS	3,239,977	3,171,206
Add: effect of common stock equivalents[1]	120,000	120,000
Weighted average common shares used to calculate diluted EPS	3,359,977	3,291,206

Earnings per common share:
Basic	$4.71	$3.16
Diluted	$4.62	$3.12

(1) 5,000 shares of convertible preferred stock are convertible into 120,000 shares of LYBC common stock

Note 13 - Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts, with the Company's and the Bank's executive officers and directors and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other unrelated persons and did not involve more than a normal risk of collectability or present any other unfavorable features.

The amount of loans to such related parties for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020

	(In thousands)
Beginning Balance	$15,190	$16,752
New Loans	5,354	3,874
Sold Loans	-	(312)
Repayments	(3,053)	(5,124)
Ending Balance	$17,491	$15,190

See notes to consolidated financial statements.

Note 14 - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31:

	2021	2020

	(In thousands)
Commitments to extend credit:
Commitments to grant loans	$181,564	$153,252
Unfunded commitments under commercial lines of credit	149,527	138,289
Unfunded commitments under consumer lines of credit	119,604	103,365
Standby letters of credit	11,783	9,513

	$462,478	$404,419

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments. Such collateral amounted to $10.1 million and $8.2 million at December 31, 2021 and 2020, respectively. The amount of the liability related to guarantees under standby letters of credit was not material at December 31, 2021 and 2020.

In addition to other investors, the Bank sells residential mortgage loans to the FHLB. The agreement with the FHLB includes a maximum credit enhancement liability of $5.8 million and $6.2 million at December 31, 2021 and 2020 respectively, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB’s spread account. The FHLB is funding the spread account annually based on the outstanding balance of loans sold. The Bank’s historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, the Bank does not anticipate recognizing any losses and, accordingly, has not recorded a liability for the credit enhancement.

See notes to consolidated financial statements.

Note 14 - Commitments and Contingent Liabilities (Continued)

In addition to pledging investment securities to secure deposits, the Bank has entered into an agreement with the FHLB whereby the FHLB agrees to issue letters of credit for the benefit of securing deposits. In the event the FHLB makes a payment under this agreement, such payment will constitute an advance to the Bank and shall be immediately due and payable. The Bank has pledged otherwise unencumbered mortgage-related assets to secure letters of credit from the FHLB. As of December 31, 2021 the Bank had letters of credit outstanding with FHLB of $63.8 million and as of December 31, 2020 the Bank had letters of credit outstanding with the FHLB of $63.8 million.

Note 15 - Concentrations of Credit

The Company’s loan customers are located primarily in the New York communities served by the Bank. Investments in state and local government securities also involve governmental entities within the Company’s market area.  Although operating in numerous communities in New York State, the Company is still dependent on the general economic conditions of New York.  The largest concentration of credit by industry is Lessors of Residential Buildings and Dwellings, with loans outstanding of $82.5 million or 7.26% of total loans as of December 31, 2021.  The largest concentration of credit by industry is Lessors of Residential Buildings and Dwellings, with loans outstanding of $63.3 million or 6.21% of total loans as of December 31, 2020. Risk related to this concentration is controlled through adherence to loan policy guidelines, including appropriate debt service coverage, adequate property values substantiated by current appraisals, and obtaining guarantors where appropriate.  The Company, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers, in excess of its legal lending limit. Further information on the Company’s lending activities is provided in Note 4.

Note 16 - Regulatory Matters

The supervision and regulation of financial and bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the banking system as a whole, and not for the protection of shareholders or creditors of bank holding companies. The various bank regulatory agencies have broad enforcement power over financial holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations and for safety and soundness considerations.

Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

See notes to consolidated financial statements.

Note 16 - Regulatory Matters (Continued)

Capital (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined by regulation) and of Tier I capital (as defined) to average assets (as defined). The Company’s and the Bank’s capital amounts and ratios are also presented in the table below.

The Basel III Capital Rules establish a comprehensive capital framework for U.S. banking organizations. The rules implement the framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The Basel III Capital Rules define the components of capital, and address risk weights and other issues affecting the denominator in the banking institutions’ regulatory capital ratios.

Dodd-Frank requires a common equity tier 1 capital ratio (CET1). This ratio allows only common equity to qualify as tier 1 capital. The CET1 ratio includes most elements of accumulated other comprehensive income, including unrealized securities gains and losses, as part of both total regulatory capital (numerator) and total assets (denominator).

Community banks, however, were given the opportunity to make a one-time irrevocable election to include or not to include certain elements of other comprehensive income, most notably unrealized securities gains or losses. The Company and the Bank elected to not include the certain items of other comprehensive income in their capital calculations.

Capital rules include a capital conservation buffer, which must be added to each of the minimum capital ratios and is designed to absorb losses during periods of economic stress. The capital conservation buffer was phased-in over five years that began on January 1, 2016 and is now set at 2.5% when fully phased-in. If a banking organization fails to hold capital above minimum capital ratios, including the capital conservation buffer, it will be subject to certain restrictions on capital distribution and discretionary bonus payments.

See notes to consolidated financial statements.

Note 16 - Regulatory Matters (Continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions		Minimum for Capital Adequacy with Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2021:
Total risk-based capital
Consolidated	$131,317	12.1%	$86,918	³8.0%	$108,647	³10.0%	$114,080	³10.5%
Bank	$151,750	13.9%	$87,065	³8.0%	$108,831	³10.0%	$114,273	³10.5%

Tier 1 capital
Consolidated	$117,622	10.8%	$65,188	³6.0%	$86,918	³8.0%	$92,350	³8.5%
Bank	$138,031	12.7%	$65,299	³6.0%	$87,065	³8.0%	$92,507	³8.5%

Tier 1 leverage
Consolidated	$117,622	7.3%	$64,891	³4.0%	$81,114	³5.0%	$81,114	³5.0%
Bank	$138,031	8.5%	$64,910	³4.0%	$81,138	³5.0%	$81,138	³5.0%

Common Equity Tier 1
Consolidated	$110,213	10.1%	$48,891	³4.5%	$70,621	³6.5%	$76,053	³7.0%
Bank	$130,623	12.0%	$48,974	³4.5%	$70,740	³6.5%	$76,182	³7.0%

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions		Minimum for Capital Adequacy with Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020:
Total risk-based capital
Consolidated	$109,685	11.5%	$76,427	³8.0%	$95,534	³10.0%	$100,311	³10.5%
Bank	$130,173	13.6%	$76,399	³8.0%	$95,499	³10.0%	$100,274	³10.5%

Tier 1 capital
Consolidated	$97,620	10.2%	$57,321	³6.0%	$76,427	³8.0%	$81,204	³8.5%
Bank	$118,112	12.4%	$57,300	³6.0%	$76,399	³8.0%	$81,174	³8.5%

Tier 1 leverage
Consolidated	$97,620	6.9%	$56,196	³4.0%	$70,245	³5.0%	$70,245	³5.0%
Bank	$118,112	8.4%	$56,187	³4.0%	$70,234	³5.0%	$70,234	³5.0%

Common Equity Tier 1
Consolidated	$96,363	10.1%	$42,990	³4.5%	$62,097	³6.5%	$66,874	³7.0%
Bank	$116,855	12.2%	$42,975	³4.5%	$62,074	³6.5%	$66,849	³7.0%

See notes to consolidated financial statements.

Note 16 - Regulatory Matters (Continued)

Management believes, as of December 31, 2021 and 2020, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized. There are no conditions or events since the notification that management believes have changed the institution’s category

Dividend Restrictions

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of interest expense on the debentures, dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

At December 31, 2021, the Bank’s retained earnings available for the payment of dividends were approximately $23.7 million. At December 31, 2020, the Bank’s retained earnings available for the payment of dividends were approximately $19.0 million.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

See notes to consolidated financial statements.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Fair Value Hierarchy

The Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2021 and 2020:

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or pricing models (Level 2), which consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used.

Management’s best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are primarily carried at cost due to their limited marketability. The fair value of the Company’s investment in Farmer Mac is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1).

See notes to consolidated financial statements.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan, resulting in a Level 2 classification.

Loans

The fair values of loans held in portfolio are estimated using discounted cash flow analyses. The discount rate considers a market participant’s cost of funds, liquidity premiums, capital charges, servicing charges, and expectations of future rate movements (for variable rate loans), resulting in a Level 3 classification. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal, and adjusted for potential defaulted loans.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties (market approach), or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $3.1 million and $2.2 million, net of valuation allowances of $350,000 and $675,000 as of December 31, 2021 and 2020, respectively.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  Fair values of fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates, resulting in a Level 2 classification.

Borrowings from the Federal Home Loan Bank

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification.

See notes to consolidated financial statements.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Subordinated Debt Offering

The fair values of the subordinated debt offering are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity. Carrying value approximates fair value.

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

See notes to consolidated financial statements.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets and liabilities measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2021 and 2020 are as follows:

		(Level 1)	(Level 2)	(Level 3)
	Carrying Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(In thousands)
December 31, 2021:
Securities available for sale:
United States agencies	$149,015	$-	$149,015	$-
State and local governments	87,923	-	87,923	-
Mortgage-backed securities	103,677	-	103,677	-
Corporate securities	14,384	-	14,384	-
Total securities available for sale	$354,999	$-	$354,999	$-

Restricted equity security	$238	$238	$-	$-

December 31, 2020:
Securities available for sale:
United States agencies	$122,378	$-	$122,378	$-
State and local governments	72,654	-	72,654	-
Mortgage-backed securities	75,863	-	75,863	-
Corporate securities	7,777	-	7,777	-
Total securities available for sale	$278,672	$-	$278,672	$-

Restricted equity security	$148	$148	$-	$-

See notes to consolidated financial statements.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

Impaired loans (level 3), mortgage servicing rights (level 2) and loans held for sale (level 2) are measured at fair value on a nonrecurring basis at December 31, 2021 and 2020.

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2021 and 2020 are as follows:

		2021		2020
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value

		(In thousands)
Financial assets:
Cash and due from banks	1	$15,618	$15,618	$17,777	$17,777
Interest-bearing deposits in banks	1	31,306	31,306	43,446	43,446
Investment securities	1 and 2	391,935	350,532	292,293	278,840
Loans, net of allowance	2 and 3	1,118,615	1,126,617	1,002,314	1,023,835
Accrued interest receivable	1	4,407	4,407	4,783	4,783
Mortgage servicing rights	2	2,866	2,866	2,708	2,708

Financial liabilities:
Demand and savings deposits	1	$1,279,946	$1,279,946	$1,041,883	$1,041,883
Certificates of deposit	2	190,539	190,307	244,084	244,948
Borrowings from FHLB	2	-	-	-	-
Junior subordinated debentures	2	5,155	5,150	5,155	5,155
Subordinated debt offering	2	15,748	15,748	15,736	15,736
Accrued interest payable	1	109	109	354	354

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Note 18 – Revenue Recognition

The majority of the Company's revenue-generating transactions are not subject to Accounting Standards Codification ASC Topic 606, including revenue generated from financial instruments, such as loans and investment securities which are presented in our consolidated income statements as components of net interest income. All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income, with the exception of net gains and losses from sales of foreclosed real estate, which is recognized within non-interest expense when applicable.

See notes to consolidated financial statements.

Note 18 – Revenue Recognition (Continued)

The following table presents revenues subject to ASC 606 for the years ended December 31, 2021 and 2020, respectively. Items outside the scope of ASC 606 are noted as such.

	For the years ended
	December 31,
	(In thousands)
	2021	2020
Service charges on deposit accounts
Insufficient funds fees	$1,326	$1,314
Deposit related fees	443	402
ATM/point of sale fees	855	762
	2,624	2,478
Cardholder fees
Debit card interchange fees	3,437	2,793
Other cardholder fees	525	544
	3,962	3,337
Loan servicing fees and realized gain on sales of loans
Loan Servicing Fees*	2,767	2,797
Realized gain on sale of loans*	3,360	5,576
	6,127	8,373
Financial services fees	1,805	1,400

Other miscellaneous income*	161	848
	$14,679	$16,436

*Not within scope of ASC 606.

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

See notes to consolidated financial statements.

Note 18 – Revenue Recognition (Continued)

Cardholder Fees: The Company earns interchange fees from debit cardholder transactions conducted through the Fiserv payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder.

Loan Servicing Fees and Realized Gain on sale of Loans: Revenue from mortgage fee income, commercial loan fees, and realized gain on sales of loans is earned through the origination of residential mortgages and sales of one-to-four family residential mortgages loans and is recognized as transactions occur.

Financial Services Fees: The Company earns commissions from investment brokerage services provided to its customers by a third-party service provider. The Company receives fees from the third-party service provider on a monthly basis based upon customer activity for the month. The Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does control the selection of services but does not control the services rendered to the customers. Investment brokerage fees are presented net of related costs.

Note 19 – Leases

The Company enters into leases in the normal course of business for five of its branch locations and its back-office operations center. During the year ended December 31, 2020, the Company had a lease agreement expire at one of its branch locations and subsequently entered into a new lease agreement for the branch location.

The Company’s leases have remaining terms that vary from less than one year up to 25 years, some of which include options to extend the leases for various renewal periods. All options to renew are included in the current lease term when the Company believes it is reasonably certain that the renewal options will be exercised.

The components of the lease expense are as follows:

	December 31,	December 31,
(In thousands)	2021	2020
Operating lease cost	$375	$383
Total	$375	$383

Supplemental cash flow information related to leases was as follows:

	December 31,	December 31,
(In thousands)	2021	2020
Cash paid for amount included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$375	$383

See notes to consolidated financial statements.

Note 19 – Leases (Continued)

(In thousands, except lease term and discount rate)	Balance Sheet Classification	December 31, 2021	December 31, 2020
Operating Leases
Operating lease right-of-use assets	Other assets	$3,962	$4,194
Operating lease liabilities	Other liabilities	$4,278	$4,478
Weighted Average Remaining Lease Term
Operating Leases		17.9 years	18.6 years
Weighted Average Discount Rate
Operating Leases		3.68%	3.66%

Maturities of operating lease liabilities were as follows:

Year Ending December 31,
(In thousands)
2022	198
2023	206
2024	217
2025	241
2026	256
Thereafter	3,160
Total minimum lease payments	$4,278

Note 20 – Subsequent Events

Management has evaluated subsequent events through March 11, 2022, the date in which the consolidated financial statements were available to be issued.

See notes to consolidated financial statements.

Item 8. Exhibits

Exhibit Number	Exhibit Description

2.1	Certificate of Incorporation of Lyons Bancorp, Inc., filed with the New York Department of State on April 15, 1987, incorporated by reference to Exhibit 2.1 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.2	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987, incorporated by reference to Exhibit 2.2 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.3	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997, incorporated by reference to Exhibit 2.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.4	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003, incorporated by reference to Exhibit 2.4 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.5	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on February 28, 2012, incorporated by reference to Exhibit 2.5 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.6	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 10, 2016, incorporated by reference to Exhibit 2.6 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.7	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York State Department of State on December 22, 2016, incorporated by reference to Exhibit 2.7 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
2.8	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on May 29, 2018, incorporated by reference to Exhibit 2.8 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.9	Amended and Restated Bylaws of Lyons Bancorp, Inc., incorporated by reference to Exhibit 2.9 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
3.1	Floating Rate Junior Subordinated Debt Security of Lyons Bancorp, Inc. due 2034, dated as of August 23, 2004, in favor of Wilmington Trust Company, as Institutional Trustee for Lyons Capital Statutory Trust II (omitted pursuant to Section 3(b) of Part III, Item 17 of Form 1-A, but the issuer agrees to provide to the Commission upon request).
3.2	Indenture, dated as of August 23, 2004, between Lyons Bancorp, Inc. and Wilmington Trust Company, as debenture trustee (omitted pursuant to Section 3(b) of Part III, Item 17 of Form 1-A, but the issuer agrees to provide to the Commission upon request).
3.3	Form of Subordinated Promissory Note Due 2027 of Lyons Bancorp, Inc., incorporated by reference to Exhibit 3.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
4.1	Rights Offering Subscription Agreement, incorporated by reference to Exhibit 4.1 of the Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 4, 2021.
4.2	Supplemental Offering Subscription Agreement, incorporated by reference to Exhibit 4.2 of the Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 4, 2021.
6.1	Form of Severance Agreement by and between The Lyons National Bank, Lyons Bancorp Inc. and Executive Officers, and Schedule, incorporated by reference to Exhibit 6.1 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.2	Form of Director Fee Continuation Agreement between The Lyons National Bank and Non-Employee Directors, and Schedule, incorporated by reference to Exhibit 6.2 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.3	409A Amendment to the Director Fee Continuation Agreement between The Lyons National Bank and David J. Breen, Jr. effective January 1, 2005, and Schedule, incorporated by reference to Exhibit 6.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.4	Form of Deferred Compensation Agreement between The Lyons National Bank, Lyons Bancorp, Inc. for certain executive officers dated January 1, 2007, as amended January 1, 2014, January 1, 2016, May 1, 2019, November 13, 2019 and May 1, 2020 and Schedule, incorporated by reference to Exhibit 6.4 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.5	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr., dated September 26, 2001, as amended July 22, 2008, incorporated by reference to Exhibit 6.5 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.6	Executive Salary Continuation Agreement between The Lyons National Bank and Stephen DeRaddo, dated December 31, 2007, incorporated by reference to Exhibit 6.6 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.7	Executive Salary Continuation Agreement between The Lyons National Bank and Thomas L. Kime, dated December 27, 2007, incorporated by reference to Exhibit 6.7 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.8	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick, dated September 26, 2001, as amended January 1, 2005, incorporated by reference to Exhibit 6.8 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.9	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Clair J. Britt, dated September 26, 2001, as amended February 5, 2007, December 27, 2007, and January 20, 2009, incorporated by reference to Exhibit 6.9 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.10	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Stephen V. DeRaddo, effective February 28, 2007, as amended January 20, 2009, incorporated by reference to Exhibit 6.10 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.11	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Thomas L. Kime, dated December 27, 2007, as amended January 20, 2009, incorporated by reference to Exhibit 6.11 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.12	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Robert A. Schick, dated September 26, 2001, as amended December 26, 2007, May 14, 2014, and December 15, 2015, incorporated by reference to Exhibit 6.12 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.13	Written description of consulting arrangement between Lyons Bancorp, Inc. and Robert A. Schick, incorporated by reference to Exhibit 6.13 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
6.14	The Lyons National Bank 2019 Deferred Compensation Plan, as amended, and Schedule, incorporated by reference to Exhibit 6.14 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.
11.1	Consent of Bonadio & Co., LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on April 29, 2022.

LYONS BANCORP, INC.

By:	/s/ Robert A. Schick
Robert A. Schick
Chairman of the Board and President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Robert A. Schick		April 29, 2022
Robert A. Schick	Chairman of the Board and President (Principal Executive Officer)

/s/ Chad J. Proper		April 29, 2022
Chad J. Proper	Senior Vice President, Treasurer and Chief Financial Officer (Principal Executive Officer and Principal Accounting Officer)

/s// Thomas L. Kime
Thomas L. Kime	President, Chief Executive Officer and Director	April 29, 2022

/s/ Joseph P. Bartolotta		April 29, 2022
Joseph P. Bartolotta	Director

/s/ David J. Breen, Jr.		April 29, 2022
David J. Breen, Jr.	Director

/s/ Clair J. Britt, Jr.		April 29, 2022
Clair J. Britt, Jr.	Director, Exec V-P, Senior Comm Lending Officer

/s/ John A. Colaruotolo	Director	April 29, 2022
John A. Colaruotolo

/s/ Joseph Fragnoli	Director	April 29, 2022
Joseph Fragnoli

/s/ Teresa Jackson	Director	April 29, 2022
Teresa Jackson

/s/ Dale H. Hemminger	Director	April 29, 2022
Dale H. Hemminger

/s/ James A. Homburger	Director	April 29, 2022
James A. Homburger

/s/ Case Marshall	Director	April 29, 2022
Case Marshall

/s/ Bradley A. Person	Director	April 29, 2022
Bradley A. Person

/s/ Kaye-Stone Gansz	Director	April 29, 2022
Kaye Stone-Gansz